Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

June 30, 2013 and 2012

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2013 and 2012

Page(s)

Report on Review of Interim Financial statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to Interim Consolidated Financial Statements	8~161

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of June 30, 2013, and the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, and the statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2013. These financial statements are not included in this review report. As discussed in Note 2 to the financial statements, the accompanying consolidated statement of financial position of the Group as of December 31, 2012, presented herein for comparative purposes, was restated by applying the amendment of Korean IFRS 1019, Employee Benefits, and the enactment of Korean IFRS 1110, Consolidated Financial Statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 13, 2013

This report is effective as of August 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2013 and December 31, 2012

(in millions of Korean won)	Notes	June 30, 2013		December 31, 2012

Assets
Cash and due from financial institutions	4,6,7,37	￦	11,795,810	￦	10,592,605
Financial assets at fair value through profit or loss	4,6,11		11,188,484		9,559,719
Derivative financial assets	4,6,8		1,779,665		2,091,285
Loans	4,6,9,10,39		216,039,185		213,644,791
Financial investments	4,6,11		36,014,627		36,467,352
Investments in associates	12		851,368		934,641
Property and equipment	13		3,059,663		3,100,393
Investment property	13		166,972		52,974
Intangible assets	14		469,639		493,131
Deferred income tax assets	15,32		14,968		18,432
Assets held for sale	16		50,455		35,412
Other assets	4,6,17		12,145,779		8,760,319

Total assets		￦	293,576,615	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	￦	3,303,436	￦	1,851,135
Derivative financial liabilities	4,6,8		1,794,089		2,054,742
Deposits	4,6,19		196,576,841		197,346,205
Debts	4,6,20		16,540,784		15,965,458
Debentures	4,6,21,41		25,155,129		24,270,212
Provisions	22		737,807		669,729
Net defined benefit liabilities	23		117,029		83,723
Current income tax liabilities			196,237		264,666
Deferred income tax liabilities	15,32		41,867		154,303
Other liabilities	4,6,24		24,167,785		18,327,740

Total liabilities			268,631,004		260,987,913

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,855,456		15,840,300
Accumulated other comprehensive income	34		313,772		295,142
Retained earnings			6,844,625		6,501,419

Equity attributable to shareholders of the parent company	25		24,945,611		24,568,619
Non-controlling interests			—		194,522

Total equity			24,945,611		24,763,141

Total liabilities and equity		￦	293,576,615	￦	285,751,054

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013				2012
		Three months		Six months		Three months		Six months

Interest income		￦	3,080,337	￦	6,282,344	￦	3,589,915	￦	7,202,592
Interest expense			(1,430,862)		(2,982,278)		(1,826,596)		(3,647,757)

Net interest income	5,26		1,649,475		3,300,066		1,763,319		3,554,835

Fee and commission income			672,212		1,310,238		676,643		1,365,474
Fee and commission expense			(279,960)		(551,085)		(310,768)		(609,118)

Net fee and commission income	5,27		392,252		759,153		365,875		756,356

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,28		122,310		324,309		365,659		578,767

Net other operating income(expense)	5,29		(345,504)		(720,588)		(395,743)		(620,477)

General and administrative expenses	5,13,14,23,30		(1,015,563)		(2,001,008)		(987,731)		(1,959,599)

Operating profit before provision for credit losses	5		802,970		1,661,932		1,111,379		2,309,882

Provision for credit losses	5,10,17,22		(351,475)		(677,572)		(364,108)		(753,201)

Net operating profit	5		451,495		984,360		747,271		1,556,681

Share of profit of associates	5,12		(118,970)		(109,554)		5,430		15,341
Net other non-operating income(expense)	5,31		(9,122)		(3,667)		(16,326)		(27,656)

Net non-operating profit (loss)			(128,092)		(113,221)		(10,896)		(12,315)

Profit before income tax	5		323,403		871,139		736,375		1,544,366

Income tax expense	5,32		(158,145)		(292,965)		(182,934)		(382,421)

Profit for the period	5		165,258		578,174		553,441		1,161,945

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013				2012
		Three months		Six months		Three months		Six months

Actuarial gains (losses) on post defined benefit pension plans	23		218		286		(587)		(951)

Items that will not be reclassified to profit or loss			218		286		(587)		(951)

Exchange differences on translating foreign operations			21,432		46,666		2,985		(63)
Change in value of financial investments			(163,830)		(83,847)		23,203		15,126
Shares of other comprehensive income of associates			9,073		25,026		(452)		(4,456)
Cash flow hedges			2,238		(1,415)		(1,822)		2,062

Items that may be reclassified subsequently to profit or loss			(131,087)		(13,570)		23,914		12,669

Other comprehensive income for the period, net of tax			(130,869)		(13,284)		23,327		11,718

Total comprehensive income for the period		￦	34,389	￦	564,890	￦	576,768	￦	1,173,663

Profit attributable to:
Shareholders of the parent company	5	￦	163,520	￦	574,978	￦	551,755	￦	1,156,552
Non-controlling interests	5		1,738		3,196		1,686		5,393

	5	￦	165,258	￦	578,174	￦	553,441	￦	1,161,945

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	74,806	￦	593,608	￦	571,036	￦	1,165,488
Non-controlling interests			(40,417)		(28,718)		5,732		8,175

		￦	34,389	￦	564,890	￦	576,768	￦	1,173,663

Earnings per share	35
Basic earnings per share		￦	423	￦	1,488	￦	1,428	￦	2,994
Diluted earnings per share			422		1,483		1,425		2,987

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2013 and 2012

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(30,603)		95,807		—		65,204

Restated balance		1,931,758		15,841,824		161,039		5,048,558		181,820		23,164,999

Comprehensive income
Profit for the period		—		—		—		1,156,552		5,393		1,161,945
Actuarial losses on post defined benefit pension plans		—		—		(951)		—		—		(951)
Exchange differences on translating foreign operations		—		—		(69)		—		6		(63)
Change in value of financial investments		—		—		12,350		—		2,776		15,126
Shares of other comprehensive income of associates		—		—		(4,456)		—		—		(4,456)
Cash flow hedges		—		—		2,062		—		—		2,062

Total comprehensive income (loss)		—		—		8,936		1,156,552		8,175		1,173,663

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Others		—		(490)		—		—		—		(490)

Total transactions with shareholders		—		(490)		—		(278,173)		—		(278,663)

Balance at June 30, 2012	￦	1,931,758	￦	15,841,334	￦	169,975	￦	5,926,937	￦	189,995	￦	24,059,999

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the period		—		—		—		574,978		3,196		578,174
Actuarial gains on post defined benefit pension plans		—		—		260		—		26		286
Exchange differences on translating foreign operations		—		—		46,557		—		109		46,666
Change in value of financial investments		—		—		(51,798)		—		(32,049)		(83,847)
Shares of other comprehensive income of associates		—		—		25,026		—		—		25,026
Cash flow hedges		—		—		(1,415)		—		—		(1,415)

Total comprehensive income		—		—		18,630		574,978		(28,718)		564,890

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		15,156		—		39		(165,804)		(150,609)

Total transactions with shareholders		—		15,156		—		(231,772)		(165,804)		(382,420)

Balance at June 30, 2013	￦	1,931,758	￦	15,855,456	￦	313,772	￦	6,844,625	￦	—	￦	24,945,611

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2013 and 2012

		Six-Month Period Ended June 30
(in millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the period		￦	578,174	￦	1,161,945

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			65,312		(236,038)
Net loss(gain) on derivative financial instruments for hedging purposes			(57,902)		(12,656)
Adjustment of fair value of derivative financial instruments			655		(46,775)
Provision for credit loss			677,572		753,201
Net loss(gain) on financial investments			89,852		(45,171)
Share of loss(profit) of associates			109,554		(15,341)
Depreciation and amortization expense			132,487		153,891
Other net losses on property and equipment/intangible assets			5,426		2,101
Share-based payments			4,447		3,114
Policy reserve appropriation			398,118		816,832
Post-employment benefits			87,198		79,786
Net interest expense			94,370		70,974
Loss(gains) on foreign currency translation			45,145		24,380
Net other expense(income)			61,133		19,658

			1,713,367		1,567,956

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,685,656)		(889,975)
Derivative financial instruments			114,643		201,376
Loans			(3,120,958)		(5,946,858)
Deferred income tax assets			3,504		92
Other assets			(6,682,709)		(1,128,168)
Financial liabilities at fair value through profit or loss			1,437,433		122,885
Deposits			(769,608)		4,771,313
Deferred income tax liabilities			(68,107)		(17,152)
Other liabilities			3,137,569		3,638,173

			(7,633,889)		751,686

Net cash generated from (used in) operating activities			(5,342,348)		3,481,587

Cash flows from investing activities
Disposal of financial investments			11,149,354		12,639,266
Acquisition of financial investments			(10,825,313)		(13,214,210)
Decrease in investments in associates			19,859		9,685
Acquisition of investments in associates			(13,124)		(116,510)
Disposal of property and equipment			440		130
Acquisition of property and equipment			(162,483)		(41,902)
Disposal of intangible assets			7,455		3,254
Acquisition of intangible assets			(30,272)		(24,990)
Business combination, net of cash acquired			—		40,575
Others			1,631,026		34,499

Net cash provided by (used in) investing activities			1,776,942		(670,203)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(10,543)		31,296
Net increase(decrease) in debts			571,555		2,042,966
Increase in debentures			4,224,811		5,528,481
Decrease in debentures			(3,409,819)		(7,827,867)
Increase(decrease) in other payables from trust accounts			1,529,948		(240,812)
Dividends paid to shareholders of the parent company			(231,811)		(278,173)
Changes in interest in a subsidiaries			(150,649)		—
Others			517,076		(116,612)

Net cash provided by (used in) financing activities			3,040,568		(860,721)

Effect of exchange rate changes on cash and cash equivalents			82,069		19,100

Net increase(decrease) in cash and cash equivalents			(442,769)		1,969,763
Cash and cash equivalents at the beginning of the period	37		6,587,305		4,751,661

Cash and cash equivalents at the end of the period	37	￦	6,144,536	￦	6,721,424

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of June 30, 2013, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

Korean-IFRS (“K-IFRS”) are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the six-month period ended June 30, 2013, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of June 30, 2013.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to the amendment of K-IFRS 1032, Financial Instruments: Presentation, it is clarified that a right to offset must be legally enforceable in all of the circumstances not being contingent on a future event, and if an entity can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for the Group as of January 1, 2014. The Group is assessing the impact of application of the amended K-IFRS 1032 on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

New standards, amendments and interpretations adopted by the Group for the financial year beginning January 1, 2013, are as follows:

K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies presentation of items of other comprehensive income in accordance with the enactment retrospectively and restated the consolidated statement of comprehensive income for the six-month period ended June 30, 2012. There is no effect on the Group’s total comprehensive income for the retrospective application of change in accounting policy.

K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Group applies the accounting policy retroactively in accordance with the amended standards. The comparative consolidated statements of financial position and comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

The effects of these changes in accounting policy on the statements of financial position as of June 30, 2013 and December 31, 2012, and on the statements of comprehensive income for the six-month periods ended June 30, 2013 and 2012, are as follows:

Effects on Consolidated Statements of Financial Position

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Increase in net defined benefit liabilities	￦	9,462	￦	9,820
Decrease in deferred income tax liabilities		2,290		2,377
Decrease in accumulated other comprehensive income		53,247		53,507
Increase in retained earnings		46,075		46,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	June 30, 2013		June 30, 2012
Decrease in general and administrative expenses	￦	16	￦	1,260
Increase in income tax		4		309
Increase(decrease) in other comprehensive income		286		(951)

(In Korean won)
Increase in earnings per share		—		3
Increase in diluted earnings per share		—		3

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Group decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before twelve months after the end of the reporting period are discounted to present values. The application of this amendment does not have a material impact on its consolidated financial statements.

K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and SIC-12, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

In accordance with transition of K-IFRS 1110, the financial statements for earlier comparative periods are restated to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting.

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Group decided to consolidate nine trusts, including personal pension trusts and twelve structured entities, including KH First Co., Ltd., and exclude five companies, including KB-Glenwood Private Equity Fund 1.

According to K-IFRS 1110, the Group consolidates nine trusts including personal pension trusts because it has power as a trustee, exposure to variable returns because the Group guarantees repayment of principal, if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group consolidates twelve structured entities including KH First Co., Ltd. Because it has power about the relevant activities, exposure to variable returns and the ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group decided to exclude five companies, including KB-Glenwood Private Equity Fund 1. Because, although it has power over the relevant activities, it is not exposed to variable returns.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Changes in subsidiaries due to the adoption of K-IFRS 1110

	Investor	Investee	Ownership(%)	Location	Industry
Included	Kookmin Bank	Personal pension trusts and 8 other trusts	—	Korea	Trust
Included	Kookmin Bank	KH First Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Taejon Samho The First Co., Ltd	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Prince DCM Co., Ltd	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment
Included	Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment
Included	Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment
Included	Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment
Included	Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment
Included	Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment
Included	Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment
Included	KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization and others
Excluded	KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1	0.03	Korea	Capital investment
Excluded	KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Capital investment
Excluded	Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Electronic product manufacturing
Excluded	KB Investment Co., Ltd.	NPS KBIC Private Equity Fund No. 1	2.56	Korea	Capital investment
Excluded	KB Investment Co., Ltd.	KBIC Private Equity Fund No. 3	2.00	Korea	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Effect on the financial statements by accounting changes:

Consolidated Statement of Financial Position

(In millions of Korean won)	Dec. 31, 2012
	Before		Adjustment		After
Assets
Cash and due from financial institutions	￦	10,568,350	￦	24,255	￦	10,592,605
Financial assets at fair value through profit or loss		6,299,194		3,260,525		9,559,719
Derivative financial assets		2,024,784		66,501		2,091,285
Loans		212,716,251		928,540		213,644,791
Financial investments		36,897,139		(429,787)		36,467,352
Investments in associates		1,035,205		(100,564)		934,641
Property and equipment		3,103,597		(3,204)		3,100,393
Investment property		52,974		—		52,974
Intangible assets		500,023		(6,892)		493,131
Deferred income tax assets		18,432		—		18,432
Assets held for sale		35,412		—		35,412
Other assets		8,755,217		5,102		8,760,319

Total assets	￦	282,006,578	￦	3,744,476	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	—	￦	1,851,135
Derivative financial liabilities		2,068,813		(14,071)		2,054,742
Deposits		194,403,279		2,942,926		197,346,205
Debts		15,969,522		(4,064)		15,965,458
Debentures		24,131,770		138,442		24,270,212
Provisions		669,729		—		669,729
Net defined benefit liabilities		84,977		(1,254)		83,723
Current income tax liabilities		264,666		—		264,666
Deferred income tax liabilities		127,592		26,711		154,303
Other liabilities		17,738,498		589,242		18,327,740

Total liabilities		257,309,981		3,677,932		260,987,913

Equity
Equity attributable to shareholders of the parent company		24,502,075		66,544		24,568,619
Non-controlling interests		194,522		—		194,522

Total equity		24,696,597		66,544		24,763,141

Total liabilities and equity	￦	282,006,578	￦	3,744,476	￦	285,751,054

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Consolidated Statement of Comprehensive Income

(In millions of Korean won)	June 30, 2012
	Before		Adjustment		After

Interest income	￦	7,177,667	￦	24,925	￦	7,202,592
Interest expense		(3,592,976)		(54,781)		(3,647,757)

Net interest income		3,584,691		(29,856)		3,554,835

Fee and commission income		1,378,878		(13,404)		1,365,474
Fee and commission expense		(608,391)		(727)		(609,118)

Net fee and commission income		770,487		(14,131)		756,356

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		497,254		81,513		578,767

Net other operating income(loss)		(585,235)		(35,242)		(620,477)

General and administrative expenses		(1,964,464)		4,865		(1,959,599)

Operating profit before provision for credit losses		2,302,733		7,149		2,309,882

Provision for credit losses		(753,878)		677		(753,201)

Net operating profit(loss)		1,548,855		7,826		1,556,681

Share of profit of associates		15,980		(639)		15,341
Net other non-operating income(expense)		(27,277)		(379)		(27,656)

Net non-operating profit(loss)		(11,297)		(1,018)		(12,315)

Profit before income tax		1,537,558		6,808		1,544,366

Income tax expense		(380,576)		(1,845)		(382,421)

Profit for the period		1,156,982		4,963		1,161,945

Other comprehensive income(loss) for the period, net of tax		15,391		(3,673)		11,718

Total comprehensive income for the period	￦	1,172,373	￦	1,290	￦	1,173,663

Profit for the period attributable to:
Shareholders of the parent company	￦	1,151,596	￦	4,956	￦	1,156,552
Non-controlling interests		5,386		7		5,393

	￦	1,156,982	￦	4,963	￦	1,161,945

Total comprehensive income for the period attributable to:
Shareholders of the parent company	￦	1,164,198	￦	1,290	￦	1,165,488
Non-controlling interests		8,175		—		8,175

	￦	1,172,373	￦	1,290	￦	1,173,663

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Consolidated Statement of Cash Flows

(In millions of Korean won)	June 30, 2012
	Before		Adjustment		After
Cash flows from operating activities
Profit for the period	￦	1,156,982	￦	4,963	￦	1,161,945

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss		(220,131)		(15,907)		(236,038)
Net loss (gain) on derivative financial instruments for hedging purposes		(12,656)		—		(12,656)
Adjustment of fair value of derivative financial instruments		(46,775)		—		(46,775)
Provision for credit loss		753,878		(677)		753,201
Net loss (gain) on financial investments		(45,218)		47		(45,171)
Share of loss (profit) of associates		(15,980)		639		(15,341)
Depreciation and amortization expense		154,081		(190)		153,891
Other net losses on property and equipment/intangible assets		2,101		—		2,101
Share-based payments		3,114		—		3,114
Policy reserve appropriation		816,832		—		816,832
Post-employment benefits		79,912		(126)		79,786
Net interest expense		70,974		—		70,974
Loss (gains) on foreign currency translation		24,380		—		24,380
Net other expense		19,967		(309)		19,658

		1,584,479		(16,523)		1,567,956

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(517,633)		(372,342)		(889,975)
Derivative financial instruments		210,105		(8,729)		201,376
Loans		(5,998,030)		51,172		(5,946,858)
Deferred income tax assets		(176)		268		92
Other assets		(1,112,160)		(16,008)		(1,128,168)
Financial liabilities at fair value through profit or loss		122,885		—		122,885
Deposits		4,816,625		(45,312)		4,771,313
Deferred income tax liabilities		(18,816)		1,664		(17,152)
Other liabilities		3,505,087		133,086		3,638,173

		1,007,887		(256,201)		751,686

Net cash generated from (used in) operating activities		3,749,348		(267,761)		3,481,587

Cash flows from investing activities
Disposal of financial investments		12,660,827		(21,561)		12,639,266
Acquisition of financial investments		(13,214,210)		—		(13,214,210)
Decrease in investments in associates		9,632		53		9,685
Acquisition of investments in associates		(116,510)		—		(116,510)
Disposal of property and equipment		130		—		130
Acquisition of property and equipment		(54,054)		12,152		(41,902)
Disposal of intangible assets		3,135		119		3,254
Acquisition of intangible assets		(29,344)		4,354		(24,990)
Business combination, net of cash acquired		40,575		—		40,575
Others		34,255		244		34,499

Net cash provided by (used in) investing activities		(665,564)		(4,639)		(670,203)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		31,296		—		31,296
Net increase in debts		2,042,161		805		2,042,966
Increase in debentures		5,528,481		—		5,528,481
Decrease in debentures		(7,827,767)		(100)		(7,827,867)
Decrease in other payables from trust accounts		(541,052)		300,240		(240,812)
Dividends paid to shareholders of the parent company		(278,173)		—		(278,173)
Others		(100,106)		(16,506)		(116,612)

Net cash provided by (used in) financing activities		(1,145,160)		284,439		(860,721)

Effect of exchange rate changes on cash and cash equivalents		19,100		—		19,100

Net increase in cash and cash equivalents		1,957,724		12,039		1,969,763
Cash and cash equivalents at the beginning of the year		4,740,804		10,857		4,751,661

Cash and cash equivalents at the end of the period	￦	6,698,528	￦	22,896	￦	6,721,424

K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture. The adoption of K-IFRS 1111 would not have an impact on the accounting requirements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, an associate, a joint arrangement, a consolidated structured entity and an unconsolidated structured entity.

K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The enactment does not have a material impact on the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The significant accounting estimates and assumptions are consistently applied to all periods presented, except assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2 and the following paragraph.

3.1 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-statement of financial position items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Financial assets
Due from financial institutions	￦	8,716,187	￦	7,742,497
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,547,123		8,331,454
Financial assets designated at fair value through profit or loss		232,684		192,607
Derivatives		1,779,665		2,091,285
Loans		216,039,185		213,644,791
Financial investments
Available-for-sale financial assets		21,272,727		21,737,240
Held-to-maturity financial assets		12,190,393		12,255,806
Other financial assets		10,856,935		7,569,596

		280,634,899		273,565,276

Off-balance items
Acceptances and guarantees contracts		10,291,905		9,418,281
Financial guarantee contracts		2,089,391		1,509,269
Commitments		96,054,478		94,069,169

		108,435,774		104,996,719

	￦	389,070,673	￦	378,561,995

[1]	Financial instruments indexed to the price of gold amounting to ￦38,006 million and ￦39,839 million as of June 30, 2013 and December 31, 2012, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Loans are classified as follows:

(In millions of Korean won)
	June 30, 2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	101,686,815	97.37	￦	101,020,984	97.10	￦	10,398,519	94.13	￦	213,106,318	97.08
Past due but not impaired		1,487,183	1.42		467,481	0.45		425,184	3.85		2,379,848	1.08
Impaired		1,266,949	1.21		2,550,828	2.45		223,080	2.02		4,040,857	1.84

		104,440,947	100.00		104,039,293	100.00		11,046,783	100.00		219,527,023	100.00

Allowances[1]		(668,537)	0.64		(2,423,769)	2.33		(395,532)	3.58		(3,487,838)	1.59

Carrying amount	￦	103,772,410		￦	101,615,524		￦	10,651,251		￦	216,039,185

(In millions of Korean won)
	Dec. 31, 2012
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,663,733	97.26	￦	98,673,368	97.18	￦	11,353,316	95.61	￦	210,690,417	97.13
Past due but not impaired		1,656,088	1.60		478,035	0.47		399,778	3.37		2,533,901	1.17
Impaired		1,184,820	1.14		2,383,555	2.35		120,757	1.02		3,689,132	1.70

		103,504,641	100.00		101,534,958	100.00		11,873,851	100.00		216,913,450	100.00

Allowances[1]		(687,851)	0.66		(2,251,318)	2.22		(329,490)	2.77		(3,268,659)	1.51

Carrying Amount	￦	102,816,790		￦	99,283,640		￦	11,544,361		￦	213,644,791

[1]	Collectively assessed allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	June 30, 2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	84,761,442	￦	40,218,862	￦	4,963,720	￦	129,944,024
Grade 2		12,900,518		43,757,827		3,850,194		60,508,539
Grade 3		2,961,606		13,480,604		1,335,611		17,777,821
Grade 4		707,553		2,755,449		131,289		3,594,291
Grade 5		355,696		808,242		117,705		1,281,643

	￦	101,686,815	￦	101,020,984	￦	10,398,519	￦	213,106,318

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Grade 1	￦	83,028,229	￦	38,723,278	￦	5,674,508	￦	127,426,015
Grade 2		13,894,242		40,862,205		3,871,593		58,628,040
Grade 3		2,574,463		15,395,220		1,568,939		19,538,622
Grade 4		766,998		3,429,806		153,906		4,350,710
Grade 5		399,801		262,859		84,370		747,030

	￦	100,663,733	￦	98,673,368	￦	11,353,316	￦	210,690,417

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	June 30, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,254,072	￦	143,375	￦	89,658	￦	78	￦	1,487,183
Corporate		350,562		68,619		48,300		—		467,481
Credit card		321,812		53,841		48,117		1,414		425,184

	￦	1,926,446	￦	265,835	￦	186,075	￦	1,492	￦	2,379,848

(In millions of Korean won)
	Dec. 31, 2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,344,412	￦	223,858	￦	87,736	￦	82	￦	1,656,088
Corporate		322,516		125,503		28,153		1,863		478,035
Credit card		293,863		57,325		47,698		892		399,778

	￦	1,960,791	￦	406,686	￦	163,587	￦	2,837	￦	2,533,901

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Impaired loans are as follows:

(In millions of Korean won)
	June 30, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,266,949	￦	2,550,828	￦	223,080	￦	4,040,857

Allowances
Individual assessment		—		(931,288)		—		(931,288)
Collective assessment		(445,199)		(239,987)		(140,341)		(825,527)

		(445,199)		(1,171,275)		(140,341)		(1,756,815)

	￦	821,750	￦	1,379,553	￦	82,739	￦	2,284,042

(In millions of Korean won)
	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,184,820	￦	2,383,555	￦	120,757	￦	3,689,132

Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,891)		(236,062)		(72,373)		(760,326)

		(451,891)		(997,625)		(72,373)		(1,521,889)

	￦	732,929	￦	1,385,930	￦	48,384	￦	2,167,243

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2013 and December 31, 2012, follows:

(In millions of Korean won)
	June 30, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	30,061	￦	246,917	￦	308,279	￦	29,001,848	￦	29,587,105
Deposits and savings		272		17,975		50,443		2,471,340		2,540,030
Property and equipment		5,224		4,374		2,896		1,433,510		1,446,004
Real estate		461,882		582,167		1,087,540		110,398,775		112,530,364

	￦	497,439	￦	851,433	￦	1,449,158	￦	143,305,473	￦	146,103,503

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,867		62,484		2,690,164		2,772,715
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,800		1,201,141		109,197,591		111,207,275

	￦	367,231	￦	685,462	￦	1,591,184	￦	138,490,900	￦	141,134,777

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Securities that are neither past due nor impaired	￦	43,191,009	￦	42,464,823
Impaired securities		13,912		12,445

	￦	43,204,921	￦	42,477,268

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	8,470,679	￦	1,016,456	￦	21,982	￦	—	￦	—	￦	9,509,117
Financial assets designated at fair value through profit or loss		128,944		103,740		—		—		—		232,684
Available-for-sale financial assets		20,315,937		852,154		90,724		—		—		21,258,815
Held-to-maturity financial assets		12,190,393		—		—		—		—		12,190,393

	￦	41,105,953	￦	1,972,350	￦	112,706	￦	—	￦	—	￦	43,191,009

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	7,590,634	￦	671,544	￦	29,437	￦	—	￦	—	￦	8,291,615
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,027,165		81,162		56		—		21,724,796
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

	￦	40,547,280	￦	1,806,888	￦	110,599	￦	56	￦	—	￦	42,464,823

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by three foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	104,347,602	￦	101,857,170	￦	11,045,035	￦	217,249,807	98.96	￦	(3,446,653)	￦	213,803,154
Europe		6		116,417		382		116,805	0.05		(252)		116,553
China		295		594,640		166		595,101	0.27		(2,719)		592,382
Japan		7,336		782,715		276		790,327	0.36		(36,118)		754,209
U.S.		—		493,375		469		493,844	0.22		(570)		493,274
Others		85,708		194,976		455		281,139	0.14		(1,526)		279,613

Total	￦	104,440,947	￦	104,039,293	￦	11,046,783	￦	219,527,023	100.00	￦	(3,487,838)	￦	216,039,185

(In millions of Korean won)
	Dec. 31, 2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,432,668	￦	99,682,434	￦	11,871,321	￦	214,986,423	99.11	￦	(3,249,850)	￦	211,736,573
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,504,641	￦	101,534,958	￦	11,873,851	￦	216,913,450	100.00	￦	(3,268,659)	￦	213,644,791

The details of the Group’s corporate loans by industry as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,427,857	9.06	￦	(20,330)	￦	9,407,527
Manufacturing		33,087,407	31.80		(1,021,088)		32,066,319
Service		38,088,948	36.61		(608,491)		37,480,457
Wholesale & Retail		14,853,492	14.28		(214,296)		14,639,196
Construction		4,990,272	4.80		(512,755)		4,477,517
Public sector		640,101	0.62		(7,583)		632,518
Others		2,951,216	2.83		(39,226)		2,911,990

	￦	104,039,293	100.00	￦	(2,423,769)	￦	101,615,524

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,291,052	7.18	￦	(11,139)	￦	7,279,913
Manufacturing		31,319,746	30.85		(931,442)		30,388,304
Service		38,649,492	38.07		(477,560)		38,171,932
Wholesale & Retail		15,124,459	14.90		(230,865)		14,893,594
Construction		4,688,691	4.62		(528,284)		4,160,407
Public sector		520,422	0.51		(7,076)		513,346
Others		3,941,096	3.87		(64,952)		3,876,144

	￦	101,534,958	100.00	￦	(2,251,318)	￦	99,283,640

The details of the Group’s retail and credit card loans by type as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,729,645	38.73	￦	(117,540)	￦	44,612,105
General purpose		59,711,302	51.70		(550,997)		59,160,305
Credit card		11,046,783	9.57		(395,532)		10,651,251

	￦	115,487,730	100.00	￦	(1,064,069)	￦	114,423,661

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,876,955	38.90	￦	(109,490)	￦	44,767,465
General purpose		58,627,686	50.81		(578,361)		58,049,325
Credit card		11,873,851	10.29		(329,490)		11,544,361

	￦	115,378,492	100.00	￦	(1,017,341)	￦	114,361,151

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,323,036	34.95
Banking and Insurance		5,172,543	54.40
Others		1,013,538	10.65

		9,509,117	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		232,684	100.00

		232,684	100.00

Derivative financial assets
Government and government funded institutions		30,231	1.70
Banking and Insurance		1,448,925	81.42
Others		300,509	16.88

		1,779,665	100.00

Available-for-sale financial assets
Government and government funded institutions		10,731,970	50.45
Banking and Insurance		8,315,822	39.09
Others		2,224,935	10.46

		21,272,727	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,813,550	80.50
Banking and Insurance		1,514,360	12.42
Others		862,483	7.08

		12,190,393	100.00

	￦	44,984,586

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,225,970	38.91
Banking and Insurance		4,038,097	48.70
Others		1,027,548	12.39

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.40
Banking and Insurance		1,857,366	88.81
Others		204,683	9.79

		2,091,285	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.64
Banking and Insurance		8,879,741	40.85
Others		2,502,344	11.51

		21,737,240	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.41
Banking and Insurance		1,593,713	13.00
Others		807,102	6.59

		12,255,806	100.00

	￦	44,568,553

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Amount		%
Financial assets held for trading
Korea	￦	9,509,117	100.00

		9,509,117	100.00

Financial assets designated at fair value through profit or loss
Korea		215,350	92.55
Others		17,334	7.45

		232,684	100.00

Derivative financial assets
Korea		835,836	46.97
United States		263,099	14.78
Others		680,730	38.25

		1,779,665	100.00

Available-for-sale financial assets
Korea		21,271,901	100.00
Others		826	0.00

		21,272,727	100.00

Held-to-maturity financial assets
Korea		12,190,393	100.00
United States		—	0.00

		12,190,393	100.00

	￦	44,984,586

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Korea		8,291,615	100.00

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

		192,607	100.00

Derivative financial assets
Korea		705,318	33.73
United States		366,827	17.54
Others		1,019,140	48.73

		2,091,285	100.00

Available-for-sale financial assets
Korea		21,560,009	99.18
United States		176,394	0.81
Others		837	0.01

		21,737,240	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

		12,255,806	100.00

	￦	44,568,553

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-statement of financial position items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,507,846	￦	662,233	￦	229,139	￦	346,229	￦	69,019	￦	56,584	￦	6,871,050
Financial assets held for trading[2]		10,759,551		—		—		—		—		—		10,759,551
Financial assets designated at fair value through profit or loss[2]		428,933		—		—		—		—		—		428,933
Derivatives held for trading[2]		1,614,398		—		—		—		—		—		1,614,398
Derivatives held for fair value hedging[3]		—		3,993		3,225		17,870		116,684		145,737		287,509
Loans		127,163		23,983,006		22,956,116		77,909,581		61,139,742		82,457,014		268,572,622
Available-for-sale financial assets[4]		2,251,772		694,622		1,730,200		4,105,095		14,372,653		2,812,347		25,966,689
Held-to-maturity financial assets		—		305,344		865,416		2,390,098		8,137,991		1,984,801		13,683,650
Other financial assets		25,411		8,779,044		20,873		1,550,215		7,842		2,078		10,385,463

	￦	20,715,074	￦	34,428,242	￦	25,804,969	￦	86,319,088	￦	83,843,931	￦	87,458,561	￦	338,569,865

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Financial liabilities
Financial liabilities held for trading[2]	￦	2,629,368	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,629,368
Financial liabilities designated at fair value through profit or loss[2]		674,068		—		—		—		—		—		674,068
Derivatives held for trading[2]		1,678,385		—		—		—		—		—		1,678,385
Derivatives held for fair value hedging[3]		—		(651)		25,540		89,343		689		(3,679)		111,242
Deposits[5]		71,499,439		13,893,473		24,850,740		80,704,310		8,506,811		2,163,727		201,618,500
Debts		424,539		3,889,345		3,293,029		4,800,227		3,936,651		524,038		16,867,829
Debentures		20,452		372,313		1,277,542		9,136,272		13,671,811		4,610,815		29,089,205
Other financial liabilities		140,670		12,585,658		30,761		56,629		188,517		477,168		13,479,403

	￦	77,066,921	￦	30,740,138	￦	29,477,612	￦	94,786,781	￦	26,304,479	￦	7,772,069	￦	266,148,000

Off-balance sheet items
Commitments[6]	￦	96,054,478	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,054,478
Financial guarantee contracts[7]		2,089,391		—		—		—		—		—		2,089,391

	￦	98,143,869	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,143,869

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,953,114	￦	586,856	￦	75,523	￦	187,260	￦	—	￦	136,584	￦	6,939,337
Financial assets held for trading[2]		9,207,629		—		—		—		—		—		9,207,629
Financial assets designated at fair value through profit or loss[2]		352,090		—		—		—		—		—		352,090
Derivatives held for trading[2]		1,907,774		—		—		—		—		—		1,907,774
Derivatives held for fair value hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		270,630		22,283,867		24,831,094		76,258,158		57,820,640		78,541,113		260,005,502
Available-for-sale financial assets[4]		1,614,088		1,144,862		1,657,669		4,867,428		13,426,354		3,246,902		25,957,303
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		22,856		5,522,950		14,040		1,560,953		5,843		1,853		7,128,495

	￦	19,328,181	￦	29,688,082	￦	26,942,160	￦	85,417,511	￦	80,131,534	￦	84,282,304	￦	325,789,772

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Financial liabilities
Financial liabilities held for trading[2]	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss[2]		469,138		—		—		—		—		—		469,138
Derivatives held for trading[2]		1,854,216		—		—		—		—		—		1,854,216
Derivatives held for fair value hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		67,380,045		16,409,143		29,419,363		79,230,974		8,388,915		2,233,375		203,061,815
Debts		273,586		3,854,683		2,934,083		5,671,408		2,879,533		662,557		16,275,850
Debentures		24,659		1,384,530		1,028,779		3,577,851		18,220,238		4,020,164		28,256,221
Other financial liabilities		14,374		7,056,273		8,624		75,325		8,831		22,041		7,185,468

	￦	71,398,015	￦	28,730,670	￦	33,390,852	￦	88,554,102	￦	29,687,130	￦	6,940,533	￦	258,701,302

Off-balance sheet items
Commitments[6]	￦	94,069,169	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,069,169
Financial guarantee contracts[7]		1,509,269		—		—		—		—		—		1,509,269

	￦	95,578,438	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,578,438

[1]	The amounts of ￦4,984,499 million and ￦3,647,285 million which are restricted amounts due from the financial institutions as of June 30, 2013 and December 31, 2012, respectively, are excluded.
[2]

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Commitments are included in the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,607	￦	5,063	￦	81,625	￦	317,226	￦	—	￦	407,521
To be paid		(4,252)		(6,696)		(84,177)		(300,488)		—		(395,613)

(In millions of Korean won)
	Dec. 31, 2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by subsidiary as of June 30, 2013 and one-day holding period by subsidiary as of December 31, 2012, are as follows:

Kookmin Bank

	June 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	13,101	￦	7,428	￦	21,436	￦	21,278
Stock price risk		4,300		3,062		7,114		3,370
Foreign exchange rate risk		9,602		6,993		13,589		8,716
Deduction of diversification effect		—		—		—		(13,348)

Total VaR	￦	15,498	￦	10,868	￦	20,247	￦	20,016

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending[1]

Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of December.

KB Investment & Securities Co., Ltd.

	June 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	3,569	￦	810	￦	6,825	￦	1,287
Stock price risk		2,768		507		6,244		1,257
Foreign exchange rate risk		460		24		1,311		946
Deduction of diversification effect		—		—		—		(2,005)

Total VaR	￦	4,855	￦	1,002	￦	8,908	￦	1,485

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of December.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

KB Life Insurance Co., Ltd.

	June 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	225	￦	157	￦	316	￦	316
Deduction of diversification effect		—		—		—		—

Total VaR	￦	225	￦	157	￦	316	￦	316

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

KB Investment Co., Ltd.

	June 30, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	￦	36	￦	30	￦	41	￦	40
Deduction of diversification effect		—		—		—		—

Total VaR	￦	36	￦	30	￦	41	￦	40

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of June 30, 2013 and December 31, 2012, is as follows:

Kookmin Bank

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Interest rate risk	￦	1,750	￦	1,673
Stock price risk		173		4,567
Foreign exchange rate risk		9,487		9,081

	￦	11,410	￦	15,321

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Interest rate risk	￦	3,364	￦	4,607
Stock price risk		3,872		3,224

	￦	7,236	￦	7,831

KB Life Insurance Co., Ltd.

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Stock price risk	￦	1	￦	13

	￦	1	￦	13

KB Investment Co., Ltd.

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Stock price risk	￦	1,609	￦	1,385

	￦	1,609	￦	1,385

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest rate gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The results of the interest rate gap analysis by subsidiary as of June 30, 2013 and December 31, 2012, are as follows:

Kookmin Bank

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	87,501,022	￦	48,373,697	￦	42,820,550	￦	24,888,675	￦	16,073,913	￦	219,657,857
Interest-bearing liabilities in Korean won		87,100,240		34,954,298		55,830,703		19,895,943		17,432,529		215,213,713

Gap	￦	400,782	￦	13,419,399	￦	(13,010,153)	￦	4,992,732	￦	(1,358,616)	￦	4,444,144

Accumulated gap		400,782		13,820,181		810,028		5,802,760		4,444,144

Percentage (%)		0.18		6.29		0.37		2.64		2.02

Interest-bearing assets in foreign currencies	￦	11,705,112	￦	1,865,014	￦	880,749	￦	503,112	￦	293,084	￦	15,247,071
Interest-bearing liabilities in foreign currencies		10,905,150		3,320,233		1,447,074		285,872		125,998		16,084,327

Gap	￦	799,962	￦	(1,455,219)	￦	(566,325)	￦	217,240	￦	167,086	￦	(837,256)

Accumulated gap		799,962		(655,257)		(1,221,582)		(1,004,342)		(837,256)

Percentage (%)		5.25		(4.30)		(8.01)		(6.59)		(5.49)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099
Interest-bearing liabilities in Korean won		92,375,407		35,360,716		49,686,942		22,184,737		15,961,186		215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92

Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,541,130	￦	1,033,500	￦	1,343,913	￦	4,690,276	￦	2,958,774	￦	13,567,593
Interest-bearing liabilities in Korean won		865,000		965,000		1,210,389		4,442,521		2,248,000		9,730,910

Gap		2,676,130		68,500		133,524		247,755		710,774		3,836,683

Accumulated gap		2,676,130		2,744,630		2,878,154		3,125,909		3,836,683

Percentage (%)		19.72		20.23		21.21		23.04		28.28

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	806,828	￦	40,000	￦	174,321	￦	166,200	￦	1,911	￦	1,189,260
Interest-bearing liabilities in Korean won		394,069		150,000		—		—		—		544,069

Gap	￦	412,759	￦	(110,000)	￦	174,321	￦	166,200	￦	1,911	￦	645,191

Accumulated gap		412,759		302,759		477,080		643,280		645,191

Percentage (%)		34.71		25.46		40.12		54.09		54.25

Interest-bearing assets in foreign currencies	￦	9,286	￦	—	￦	—	￦	—	￦	—	￦	9,286
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	9,286	￦	—	￦	—	￦	—	￦	—	￦	9,286

Accumulated gap		9,286		9,286		9,286		9,286		9,286

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87

Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	253,558	￦	231,007	￦	467,690	￦	1,194,286	￦	2,257,243	￦	4,403,784
Interest-bearing liabilities in Korean won		22,398		67,926		4,522,129		11,726		543,897		5,168,076

Gap	￦	231,160	￦	163,081	￦	(4,054,439)	￦	1,182,560	￦	1,713,346	￦	(764,292)

Accumulated gap		231,160		394,241		(3,660,198)		(2,477,638)		(764,292)

Percentage (%)		5.25		8.95		(83.11)		(56.26)		(17.36)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

KB Savings Bank Co., Ltd.

(In millions of Korean won)	June 30, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	311,555	￦	56,712	￦	23,104	￦	101,321	￦	180,552	￦	673,244
Interest-bearing liabilities in Korean won		227,415		98,381		163,736		33,417		3,044		525,993

Gap	￦	84,140	￦	(41,669)	￦	(140,632)	￦	67,904	￦	177,508	￦	147,251

Accumulated gap		84,140		42,471		(98,161)		(30,257)		147,251

Percentage (%)		12.50		6.31		(14.58)		(4.49)		21.87

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Kookmin Bank	￦	58,361	￦	177,418
KB Kookmin Card Co., Ltd.		68,751		41,867
KB Investment & Securities Co., Ltd.		7,397		5,525
KB Life Insurance Co., Ltd.		143,816		156,474
KB Savings Bank Co., Ltd.		3,695		2,224

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial Assets
Cash and due from financial institutions	￦	1,152,668	￦	139,901	￦	101,574	￦	9,657	￦	51,186	￦	101,628	￦	1,556,614
Financial assets designated at fair value through profit or loss		17,334		—		—		—		—		—		17,334
Derivatives held for trading		101,027		—		1,261		—		9		—		102,297
Derivatives held for hedging		16,038		—		—		—		—		—		16,038
Loans		10,825,445		1,768,414		539,530		47,047		1,325		194,148		13,375,909
Available-for-sale financial assets		844,066		11,730		—		—		—		2,409		858,205
Held-to-maturity financial assets		—		—		—		—		—		—		—
Other financial assets		2,958,341		102,721		246,310		3,873		1		108,679		3,419,925

	￦	15,914,919	￦	2,022,766	￦	888,675	￦	60,577	￦	52,521	￦	406,864	￦	19,346,322

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	11,538	￦	—	￦	—	￦	—	￦	—	￦	—	￦	11,538
Derivatives held for trading		146,132		—		1,812		—		—		—		147,944
Derivatives held for hedging		12		—		—		—		—		—		12
Deposits		3,747,513		749,785		161,406		17,810		6,177		240,683		4,923,374
Debts		7,091,312		1,389,672		682,711		8,269		434		237,838		9,410,236
Debentures		2,379,648		431,780		229,768		—		—		121,118		3,162,314
Other financial liabilities		3,005,329		116,091		90,688		42,127		12,492		137,937		3,404,664

	￦	16,381,484	￦	2,687,328	￦	1,166,385	￦	68,206	￦	19,103	￦	737,576	￦	21,060,082

Off-balance sheet items	￦	17,470,331	￦	4,050	￦	5,019	￦	4,823	￦	692	￦	9,107	￦	17,494,022

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial Assets
Cash and due from financial institutions	￦	867,448	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,236,806
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,941		21,313		17,315		1,109		—		1,504		670,182
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		528,529		51,020		100,883		1,388		—		109,452		791,272

	￦	11,338,105	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,036,418

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		2,006,660		550,037		249,668		—		—		355,381		3,161,746
Other financial liabilities		1,187,766		59,927		26,234		109,670		39		30,135		1,413,771

	￦	12,175,594	￦	2,986,865	￦	1,001,786	￦	159,658	￦	2,880	￦	865,537	￦	17,192,320

Off-balance sheet items	￦	15,818,548	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,841,391

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Group’s consolidated BIS ratio as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Equity Capital:	￦	27,376,325	￦	26,907,004
Tier I Capital		21,256,363		20,595,885
Tier II Capital		6,119,962		6,311,119
Risk-weighted assets:		191,858,552		193,510,143
Credit risk		186,774,402		187,465,230
Market risk		5,084,150		6,044,913
Capital adequacy ratio (%):		14.27		13.90
Tier I Capital (%)		11.08		10.64
Tier II Capital (%)		3.19		3.26

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Financial information by business segment for the six-month period ended June 30, 2013, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	929,861	￦	1,296,530	￦	557,406	￦	2,783,797	￦	698,134	￦	61,893	￦	46,997	￦	72,119	￦	—	￦	3,662,940
Segment operating revenues(expenses)		(840)		(42,424)		152,815		109,551		(104,848)		2,718		(13,263)		64,316		(58,474)		—

	￦	929,021	￦	1,254,106	￦	710,221	￦	2,893,348	￦	593,286	￦	64,611	￦	33,734	￦	136,435	￦	(58,474)	￦	3,662,940

Net interest income		1,291,372		1,025,976		319,496		2,636,844		510,670		9,550		100,644		43,381		(1,023)		3,300,066
Interest income		2,253,982		2,440,843		728,343		5,423,168		697,312		18,961		100,646		53,029		(10,772)		6,282,344
Interest expense		(962,610)		(1,414,867)		(408,847)		(2,786,324)		(186,642)		(9,411)		(2)		(9,648)		9,749		(2,982,278)
Net fee and commission income		120,120		356,927		87,646		564,693		96,289		41,029		28		56,589		525		759,153
Fee and commission income		139,847		385,742		125,191		650,780		668,255		46,039		28		66,423		(121,287)		1,310,238
Fee and commission expense		(19,727)		(28,815)		(37,545)		(86,087)		(571,966)		(5,010)		—		(9,834)		121,812		(551,085)
Net gains on financial assets/ liabilities at fair value through profit or loss		412		2,959		287,627		290,998		—		12,535		5,526		15,251		(1)		324,309
Net other operating income(loss)		(482,883)		(131,756)		15,452		(599,187)		(13,673)		1,497		(72,464)		21,214		(57,975)		(720,588)
General and administrative expenses		(408,393)		(889,769)		(418,026)		(1,716,188)		(174,479)		(48,725)		(25,816)		(64,394)		28,594		(2,001,008)
Operating profit before provision for credit losses		520,628		364,337		292,195		1,177,160		418,807		15,886		7,918		72,041		(29,880)		1,661,932
Provision(reversal) for credit losses		(380,264)		(132,695)		5,533		(507,426)		(153,015)		(1,729)		(224)		(15,538)		360		(677,572)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Operating profit	140,364	231,642	297,728	669,734	265,792	14,157	7,694	56,503	(29,520)	984,360
Share of loss of associates	—	—	(109,442)	(109,442)	—	—	—	(47)	(65)	(109,554)

Net other non-operating income (expense)	68	—	(604)	(536)	37	(92)	(65)	(214)	(2,797)	(3,667)
Segment profit before income tax expense	140,432	231,642	187,682	559,756	265,829	14,065	7,629	56,242	(32,382)	871,139
Income tax expense	(34,414)	(67,865)	(112,798)	(215,077)	(62,230)	(3,810)	(1,777)	(11,055)	984	(292,965)
Profit for the period	106,018	163,777	74,884	344,679	203,599	10,255	5,852	45,187	(31,398)	578,174
Profit attributable to Shareholders of the parent entity	106,018	163,777	74,800	344,595	203,599	10,255	5,852	45,187	(34,510)	574,978
Profit attributable to Non-controlling interests	—	—	84	84	—	—	—	—	3,112	3,196
Total assets[1]	94,844,943	100,491,231	70,522,326	265,858,500	14,400,643	5,805,669	6,385,519	21,042,620	(19,916,336)	293,576,615
Total liabilities[1]	81,215,128	117,624,573	46,911,317	245,751,018	11,116,212	5,251,634	6,013,593	1,022,755	(524,208)	268,631,004

[1]	Amounts before intra-group transaction adjustments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Financial information by business segment for the six-month period ended June 30, 20121, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,059,676	￦	1,652,021	￦	767,748	￦	3,479,445	￦	623,471	￦	69,192	￦	74,795	￦	22,578	￦	—	￦	4,269,481
Segment operating revenues (expenses)		4,456		(32,673)		171,136		142,919		(137,119)		2,334		(39,343)		94,115		(62,906)		—

	￦	1,064,132	￦	1,619,348	￦	938,884	￦	3,622,364	￦	486,352	￦	71,526	￦	35,452	￦	116,693	￦	(62,906)	￦	4,269,481

Net interest income		1,291,079		1,312,972		347,430		2,951,481		474,529		8,670		91,508		31,876		(3,229)		3,554,835
Interest income		2,623,265		2,906,836		826,516		6,356,617		686,537		19,076		91,395		65,007		(16,040)		7,202,592
Interest expense		(1,332,186)		(1,593,864)		(479,086)		(3,405,136)		(212,008)		(10,406)		113		(33,131)		12,811		(3,647,757)
Net fee and commission income		126,521		387,616		127,428		641,565		47,033		38,149		32		46,682		(17,105)		756,356
Fee and commission income		138,152		391,926		202,709		732,787		707,100		44,002		32		56,734		(175,181)		1,365,474
Fee and commission expense		(11,631)		(4,310)		(75,281)		(91,222)		(660,067)		(5,853)		—		(10,052)		158,076		(609,118)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		216		(9,435)		551,349		542,130		—		17,904		2,989		15,738		6		578,767
Net other operating income (loss)		(353,684)		(71,805)		(87,323)		(512,812)		(35,210)		6,803		(59,077)		22,397		(42,578)		(620,477)
General and administrative expenses		(422,314)		(844,226)		(415,581)		(1,682,121)		(176,308)		(51,734)		(21,086)		(63,373)		35,023		(1,959,599)
Operating profit before provision for credit losses		641,818		775,122		523,303		1,940,243		310,044		19,792		14,366		53,320		(27,883)		2,309,882
Provision (reversal) for credit losses		(378,101)		(205,002)		(19,103)		(602,206)		(156,992)		(1,695)		(462)		8,133		21		(753,201)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Operating profit	263,717	570,120	504,200	1,338,037	153,052	18,097	13,904	61,453	(27,862)	1,556,681
Share of profit of associates	—	—	19,231	19,231	—	—	—	253	(4,143)	15,341

Net other non-operating income (expense)	361	—	(26,661)	(26,300)	627	(393)	(131)	277	(1,736)	(27,656)
Segment profit before income tax expense	264,078	570,120	496,770	1,330,968	153,679	17,704	13,773	61,983	(33,741)	1,544,366
Income tax expense	(63,422)	(144,019)	(119,071)	(326,512)	(36,705)	(5,161)	(3,359)	(10,499)	(185)	(382,421)
Profit for the period	200,656	426,101	377,699	1,004,456	116,974	12,543	10,414	51,484	(33,926)	1,161,945
Profit attributable to Shareholders of the parent entity	200,656	426,101	377,415	1,004,172	116,974	12,543	10,414	51,484	(39,035)	1,156,552
Profit attributable to Non-controlling interests	—	—	284	284	—	—	—	—	5,109	5,393
Total assets[2]	93,143,686	100,591,642	67,311,525	261,046,853	14,046,174	3,317,139	5,987,928	24,145,671	(22,792,711)	285,751,054
Total liabilities[2]	84,489,904	115,521,270	41,018,121	241,029,295	10,966,541	2,771,392	5,594,727	5,933,848	(5,307,890)	260,987,913

[1]	Operating revenues by business segment for the six-month period ended June 30, 2012, have been restated due to a change in reportable segments.
[2]	Amounts before intra-group transaction adjustments are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Banking service	￦	2,783,797	￦	3,479,445
Credit card service		698,134		623,471
Investment & securities service		61,893		69,192
Life insurance service		46,997		74,795
Other service		72,119		22,578

	￦	3,662,940	￦	4,269,481

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2013 and 2012, and major non-current assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	3,617,507	￦	3,622,936	￦	4,220,132	￦	3,574,205
United States		7,361		28		5,352		35
New Zealand		4,568		27		3,962		35
China		12,372		11,379		15,935		11,349
Japan		12,380		2,236		15,739		2,653
Argentina		4		—		5		—
Vietnam		1,363		402		457		429
Cambodia		2,594		437		1,768		546
England		4,791		14		6,131		16
Intra-group adjustment		—		58,815		—		57,230

	￦	3,662,940	￦	3,696,274	￦	4,269,481	￦	3,646,498

[1]	Major non-current assets are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair values of financial assets and liabilities as of June 30, 2013 and December 31, 2012, are as follows:

	June 30, 2013				Dec. 31, 2012
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	11,795,810	￦	11,798,081	￦	10,592,605	￦	10,545,944
Financial assets held for trading
Debt securities		9,509,117		9,509,117		8,291,615		8,291,615
Equity securities		1,212,428		1,212,428		876,175		876,175
Others		38,006		38,006		39,839		39,839
Financial assets designated at fair value through profit or loss
Equity securities		196,249		196,249		159,483		159,483
Derivative-linked securities		232,684		232,684		192,607		192,607
Derivatives held for trading		1,614,398		1,614,398		1,907,774		1,907,774
Derivatives held for hedging		165,267		165,267		183,511		183,511
Loans		216,039,185		217,094,009		213,644,791		214,665,080
Available-for-sale financial assets
Debt securities		21,272,727		21,272,727		21,737,240		21,737,240
Equity securities		2,551,507		2,551,507		2,474,306		2,474,306
Held-to-maturity financial assets		12,190,393		12,643,254		12,255,806		12,837,009
Other financial assets		10,856,935		10,856,935		7,569,596		7,569,596

	￦	287,674,706	￦	289,184,662	￦	279,925,348	￦	281,480,179

Financial liabilities
Financial liabilities held for trading	￦	2,629,368	￦	2,629,368	￦	1,381,997	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		674,068		674,068		469,138		469,138
Derivatives held for trading		1,678,385		1,678,385		1,854,216		1,854,216
Derivatives held for hedging		115,704		115,704		200,526		200,526
Deposits		196,576,841		197,010,756		197,346,205		197,793,204
Debts		16,540,784		16,587,539		15,965,458		15,984,126
Debentures		25,155,129		26,483,467		24,270,212		25,762,049
Other financial liabilities		17,511,344		17,511,501		12,185,938		12,186,032

	￦	260,881,623	￦	262,690,788	￦	253,673,690	￦	255,631,288

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

The fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	June 30, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	4,820,493	￦	4,688,624	￦	—	￦	9,509,117
Equity securities		451,069		761,359		—		1,212,428
Others		38,006		—		—		38,006
Financial assets designated at fair value through profit or loss
Equity securities		—		196,249		—		196,249
Derivative linked securities		—		10,004		222,680		232,684
Derivatives held for trading		1,535		1,578,148		34,715		1,614,398
Derivatives held for hedging		—		165,267		—		165,267
Available-for-sale financial assets[1]
Debt securities		10,487,997		10,778,503		6,227		21,272,727
Equity securities		994,560		278,166		1,278,781		2,551,507

	￦	16,793,660	￦	18,456,320	￦	1,542,403	￦	36,792,383

Financial liabilities
Financial liabilities held for trading	￦	2,623,346	￦	6,022	￦	—	￦	2,629,368
Financial liabilities designated at fair value through profit or loss		—		—		674,068		674,068
Derivatives held for trading		1,331		1,643,532		33,522		1,678,385
Derivatives held for hedging		—		109,145		6,559		115,704

	￦	2,624,677	￦	1,758,699	￦	714,149	￦	5,097,525

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,945,101	￦	4,346,514	￦	—	￦	8,291,615
Equity securities		449,268		426,907		—		876,175
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,858,150		46,785		1,907,774
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets[1]
Debt securities		10,351,980		11,379,670		5,590		21,737,240
Equity securities		793,362		208,195		1,472,749		2,474,306

	￦	15,582,389	￦	18,574,648	￦	1,705,513	￦	35,862,550

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,803,713		47,943		1,854,216
Derivatives held for hedging		—		191,226		9,300		200,526

	￦	1,384,557	￦	1,994,939	￦	526,381	￦	3,905,877

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦135,062 million and ￦232,596 million as of June 30, 2013 and December 31, 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement classified as level 2

The fair value hierarchy of financial assets and liabilities measured at fair value in the statement of financial position as of June 30, 2013, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,688,624	DCF Model	Discount rate
Equity securities		761,359	DCF Model	Discount rate

		5,449,983

Financial assets designated at fair value through profit or loss
Equity securities		196,249	DCF Model	Discount rate
Derivative linked securities		10,004	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets

		206,253

Derivatives held for trading		1,578,148	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		165,267	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		10,778,503	DCF Model	Discount rate
Equity securities		278,166	DCF Model	Discount rate

		11,056,669

	￦	18,456,320

Financial liabilities
Financial liabilities held for trading	￦	6,022	DCF Model	Discount rate
Derivatives held for trading		1,643,532	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		109,145	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,758,699

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2013, is as follows:

(In millions of Korean won)	June 30, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	3,079,140	￦	7,032,441	￦	1,686,500	￦	11,798,081
Loans		—		—		217,094,009		217,094,009
Held-to-maturity financial assets		3,670,706		8,972,548		—		12,643,254
Other financial assets[2]		—		—		10,856,935		10,856,935

	￦	6,749,846	￦	16,004,989	￦	229,637,444	￦	252,392,279

Financial liabilities
Deposits[1]	￦	—	￦	69,826,143	￦	127,184,613	￦	197,010,756
Debts[1]		—		32,850		16,554,689		16,587,539
Debentures		—		26,035,611		447,856		26,483,467
Other financial liabilities[2]		—		—		17,511,501		17,511,501

	￦	—	￦	95,894,604	￦	161,698,659	￦	257,593,263

[1]	The amounts included in level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦10,856,935 million of other financial assets and ￦17,500,157 million of other financial liabilities included in level 3 are the carrying amounts which are reasonable approximation of fair values.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of June 30, 2013, are as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	8,972,548	DCF Model	Discount rate
Financial liabilities
Debentures	￦	26,035,611	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of June 30, 2013, are as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	1,686,500	DCF Model	Credit spread, Other spread
Loans		217,094,009	DCF Model	Credit spread, Other spread, Prepayment rate
Held-to-maturity financial assets		—	DCF Model	Implied default probability

	￦	218,780,509

Financial liabilities
Deposits	￦	127,184,613	DCF Model	Other spread, Prepayment rate
Debts		16,554,689	DCF Model	Other spread
Debentures		447,856	DCF Model	Other spread, Implied default probability
Other financial liabilities		11,344	DCF Model	Other spread

	￦	144,198,502

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the Group’s assets at the end of every financial year.

And, the Group’s policy is to deem to have occurred transfers between levels of the fair value hierarchy at the beginning of the reporting period in case the event of change in circumstances that caused the transfer.

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

Changes in level 3 of the fair value hierarchy for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses				—		—		—		—		—
- Profit or loss		—		1,608		(6,893)		4,511		14,167		601
- Other comprehensive income		—		—		27,760		—		—		—
Purchases		—		212,367		117,082		—		913		—
Sales		—		(168,919)		(57,998)		—		(1,499)		—
Issues		—		—		—		(565,280)		(2,257)		—
Settlements		—		—		—		355,839		(8,973)		(625)
Transfers into level 3		—		—		22,096		—		—		—
Transfers out of level 3		—		—		(295,378)		—		—		—

Ending balance	￦	—	￦	222,680	￦	1,285,008	￦	(674,068)	￦	1,193	￦	(6,559)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,150,633	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
- Profit or loss		—		97,353		1,057		(114,214)		26,978		4,852
- Other comprehensive income		—		—		58,754		—		—		—
Purchases		—		99,682		83,967		—		30,404		—
Sales		(10,826)		(321,491)		(8,973)		—		(1,302)		—
Issues		—		—		—		(429,948)		(14,816)		—
Settlements		—		—		—		507,875		7,090		(11,620)
Transfers into level 3		—		—		(2,866)		—		—		—

Ending balance	￦	—	￦	450,231	￦	1,282,572	￦	(873,493)	￦	37,549	￦	(16,378)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	20,286	￦	(6,292)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		27,646		(14,554)

(In millions of Korean won)	June 30, 2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	10,117	￦	5,909
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		22,058		(1,117)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs	Relationship of unobservable inputs to fair value

Financial assets
Derivative linked securities	￦	222,680	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	12.45 ~ 44.47	Favorable changes according to the volatility increases
					Correlation between underlying asset	7.61 ~ 56.33	Favorable changes according to the correlation between underlying asset
Derivatives held for trading		34,715	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield	Volatility of the underlying asset	1.3 ~ 44.43	Favorable changes according to the volatility increases
					Correlation of the indexes of stock prices	0.69 ~ 77.07	Favorable changes according to the correlation increases
Available-for-sale financial assets		1,285,008	DCF Model, Comparable Company Analysis, Adjusted discount rate method	Growth rate, Discount rate, Volatilities of real estate price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
					Discount rate	1.84 ~ 18.35	The lower the discount rate, the higher the fair value
					Volatilities of real estate price	0.76 ~ 2.68	The higher real estate price, the higher the fair value
					liquidation value	—	The higher liquidation value, the higher the fair value
					Discount rate of cash flows from rent	11.18 ~ 11.77	The lower the discount rate of cash flows, the higher the fair value

	￦	1,542,403

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	674,068	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Volatility, Correlation	Volatility of the underlying asset	12.45 ~ 62.88	Unfavorable changes according to the volatility increases
					Correlation between underlying asset	0.69 ~ 65.90	Unfavorable changes according to the correlation between underlying asset
Derivatives held for trading		33,522	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rate, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield	Volatility of the underlying asset	12.45 ~ 44.47	Unfavorable changes according to the volatility increases
					Correlation of the indexes of stock prices	1.14 ~ 77.07	Unfavorable changes according to the correlation increases
Derivatives held for hedging		6,559	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (Interest rates), Foreign exchange rate	Volatility of the underlying asset	3.46 ~ 5.38	Unfavorable changes according to the volatility increases
					Correlation between interest rates	11.85	Unfavorable changes according to the correlation increases

	￦	714,149

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	June 30, 2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	￦	1,395	￦	(1,395)
Derivatives held for trading[2]		5,405		(5,421)
Derivatives held for hedging[2]		—		—
Available-for-sale financial assets
Debt securities[3]		9		(9)
Equity securities[4]		303,224		(112,109)

	￦	310,033	￦	(118,934)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	2,811	￦	(2,811)
Derivatives held for trading[2]		2,757		(2,363)
Derivatives held for hedging[2]		364		(351)

	￦	5,932	￦	(5,525)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	￦	953	￦	(1,888)
Derivatives held for trading[2]		8,047		(9,451)
Derivatives held for hedging[2]		197		(202)
Available-for-sale financial assets
Debt securities[3]		2,773		(2,731)
Equity securities[4]		402,284		(173,054)

	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	13,843	￦	(7,752)
Derivatives held for trading[2]		3,934		(4,321)
Derivatives held for hedging[2]		176		(169)

	￦	17,953	￦	(12,242)

[1]

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

[2]

For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estate, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent(-1~1%) and volatilities of real estate price(-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Balance at the beginning of the period (A)	￦	8,652	￦	4,082
New transactions (B)		2,734		19,497
Amounts recognized in profit or loss during the year (C= a+b)		(4,693)		(4,998)
a. Amortization		(2,344)		(3,023)
b. Settlement		(2,349)		(1,975)

Balance at the end of the period (A+B+C)	￦	6,693	￦	18,581

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	11,795,810	￦	—	￦	—	￦	—	￦	11,795,810
Financial assets at fair value through profit or loss		10,759,551		428,933		—		—		—		—		11,188,484
Derivatives		1,614,398		—		—		—		—		165,267		1,779,665
Loans		—		—		216,039,185		—		—		—		216,039,185
Financial investments		—		—		—		23,824,234		12,190,393		—		36,014,627
Other financial assets		—		—		10,856,935		—		—		—		10,856,935

	￦	12,373,949	￦	428,933	￦	238,691,930	￦	23,824,234	￦	12,190,393	￦	165,267	￦	287,674,706

(In millions of Korean won)
	June 30, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,629,368	￦	674,068	￦	—	￦	—	￦	3,303,436
Derivatives		1,678,385		—		—		115,704		1,794,089
Deposits		—		—		196,576,841		—		196,576,841
Debts		—		—		16,540,784		—		16,540,784
Debentures		—		—		25,155,129		—		25,155,129
Other financial liabilities		—		—		17,511,344		—		17,511,344

	￦	4,307,753	￦	674,068	￦	255,784,098	￦	115,704	￦	260,881,623

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	December 31, 2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,592,605	￦	—	￦	—	￦	—	￦	10,592,605
Financial assets at fair value through profit or loss		9,207,629		352,090		—		—		—		—		9,559,719
Derivatives		1,907,774		—		—		—		—		183,511		2,091,285
Loans		—		—		213,644,791		—		—		—		213,644,791
Financial investments		—		—		—		24,211,546		12,255,806		—		36,467,352
Other financial assets		—		—		7,569,596		—		—		—		7,569,596

	￦	11,115,403	￦	352,090	￦	231,806,992	￦	24,211,546	￦	12,255,806	￦	183,511	￦	279,925,348

(In millions of Korean won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,854,216		—		—		200,526		2,054,742
Deposits		—		—		197,346,205		—		197,346,205
Debts		—		—		15,965,458		—		15,965,458
Debentures		—		—		24,270,212		—		24,270,212
Other financial liabilities		—		—		12,185,938		—		12,185,938

	￦	3,236,213	￦	469,138	￦	249,767,813	￦	200,526	￦	253,673,690

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.4 Transfer of financial assets

The Group transferred loans and other financial assets to SPEs and derecognized in their entirety. The maximum exposures are to loss(carrying amount) from its continuing involvement in the derecognized financial assets is as follows :

(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Mezzanine/subordinate debt	Available-for-sale financial assets	￦	24,027	￦	24,027
KR Second Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		59,313		59,469
	Subordinate debt	Available-for-sale financial assets		32,714		32,714
EAK ABS Ltd. [1]	Senior debt	Loans and receivables		31,350		31,491
	Subordinate debt	Available-for-sale financial assets		34,289		34,289

			￦	181,693	￦	181,990

[1]	Recognized net loss from transferring loans to the SPEs amounting to ￦27,069 million, in 2013.

(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position

KR ABS Ltd. [1]	Senior debt	Loans and receivables	￦	21,288
	Mezzanine/subordinate debt	Available-for-sale financial assets		43,143

			￦	64,431

[1]	Recognized net loss from transferring loans to the SPEs amounting to ￦22,734 million, in 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset.

The amounts of transferred assets and liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	767,152	￦	725,294
Loaned securities
Government and public bond		1,014,344		—
Stock		42,167		—

	￦	1,823,663	￦	725,294

(In millions of Korean won)	Dec. 31, 2012
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	1,068,690	￦	1,003,348
Loaned securities
Government and public bond		228,912		—
Stock		43,543		—

	￦	1,341,145	￦	1,003,348

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

6.5 Offsetting financial assets and financial liabilities

The Group is subject to an enforceable master netting arrangement or similar agreement such as derivatives, sale and repurchase agreements.

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities off-set in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,546,722	￦	—	￦	1,546,722	￦	(1,173,334)	￦	(36,551)	￦	336,837
Derivatives held for hedging		165,267		—		165,267		(19,416)		—		145,851
Receivable spot exchange		5,619,557		—		5,619,557		(5,617,494)		—		2,063
Reverse repurchase, securities borrowing and similar agreements		4,173,810		—		4,173,810		(4,173,810)		—		—
Other financial instruments		15,085,766		(14,319,628)		766,138		—		—		766,138

	￦	26,591,122	￦	(14,319,628)	￦	12,271,494	￦	(10,984,054)	￦	(36,551)	￦	1,250,889

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,811,797	￦	—	￦	1,811,797	￦	(1,364,814)	￦	(28,624)	￦	418,359
Derivatives held for hedging		183,511		—		183,511		(32,716)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements		3,643,718		—		3,643,718		(3,539,647)		(104,071)		—
Other financial instruments		18,078,061		(15,757,167)		2,320,894		—		—		2,320,894

	￦	25,646,808	￦	(15,757,167)	￦	9,889,641	￦	(6,866,615)	￦	(132,695)	￦	2,890,331

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,675,938	￦	—	￦	1,675,938	￦	(1,138,773)	￦	—	￦	537,165
Derivatives held for hedging		115,704		—		115,704		(24,265)		—		91,439
Payable spot exchange		5,620,166		—		5,620,166		(5,617,494)		—		2,672
Reverse repurchase, securities lending and similar agreements		3,316,503		—		3,316,503		(3,316,503)		—		—
Other financial instruments		15,050,059		(14,319,628)		730,431		(588,829)		—		141,602

	￦	25,778,370	￦	(14,319,628)	￦	11,458,742	￦	(10,685,864)	￦	—	￦	772,878

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,849,256	￦	—	￦	1,849,256	￦	(1,278,851)	￦	—	￦	570,405
Derivatives held for hedging		200,526		—		200,526		(18,161)		—		182,365
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase, securities lending and similar agreements		2,345,166		—		2,345,166		(2,345,166)		—		—
Other financial instruments		16,029,986		(15,757,167)		272,819		(151,090)		—		121,729

	￦	22,354,865	￦	(15,757,167)	￦	6,597,698	￦	(5,722,706)	￦	—	￦	874,992

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

7. Due from financial institutions

The details of due from financial institutions as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	June 30, 2013		Dec. 31, 2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.55	￦	3,888,815	￦	3,095,038
	Due from banking institutions	Hana Bank and others	0.00~7.15		681,988		577,045
	Due from others	Woori Investment & Securities Co., Ltd. and others	0.10~3.62		3,003,193		3,177,727

					7,573,996		6,849,810

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		515,994		385,798
	Time deposits in foreign currencies	ICBC SIP Branch and others	0.15~7.55		581,553		448,349
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		44,644		58,540

					1,142,191		892,687

				￦	8,716,187	￦	7,742,497

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Restricted due from financial institutions as of June 30, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)		Financial Institutions	June 30, 2013		Dec. 31, 2012		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,888,815	￦	3,095,038	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		477,345		248,603	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		457,261		152,908	Derivatives margin account and others

				4,823,421		3,496,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		120,797		128,811	Bank of Korea Act and others
	Time deposit in foreign currencies	Itau Unibanco S.A NY Branch		16,096		6,962	Bank Act of the State of New York
	Due from others	Ong First Tradition Pte. and others		18,758		11,065	Derivatives margin account and others

				155,651		146,838

			￦	4,979,072	￦	3,643,387

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of derivative financial instruments for trading as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	3,090,392	￦	—	￦	—
Swaps		155,415,151		724,689		801,796
Options		8,885,143		58,276		81,957

		167,390,686		782,965		883,753

Currency
Forwards		30,736,769		377,408		321,465
Futures[1]		472,470		77		438
Swaps		16,624,678		339,131		425,823
Options		150,543		1,634		477

		47,984,460		718,250		748,203

Stock and index
Futures[1]		141,553		—		114
Swaps		453,264		22,530		7,548
Options		1,817,278		33,182		38,020

		2,412,095		55,712		45,682

Commodity
Futures[1]		2,805		416		3

		2,805		416		3

Other		60,000		57,055		744

	￦	217,850,046	￦	1,614,398	￦	1,678,385

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,609,679	￦	—	￦	—
Swaps		147,924,098		838,454		948,697
Options		10,715,347		79,942		78,149

		160,249,124		918,396		1,026,846

Currency
Forwards		17,280,288		264,578		328,505
Futures[1]		602,051		974		7
Swaps		14,879,808		576,857		427,227
Options		334,912		3,215		2,638

		33,097,059		845,624		758,377

Stock and index
Futures[1]		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

		2,469,061		74,432		67,831

Commodity
Futures[1]		3,856		88		2

		3,856		88		2

Other		60,000		69,234		1,160

	￦	195,879,100	￦	1,907,774	￦	1,854,216

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,043,789	￦	144,050	￦	1,987
Currency
Swaps		1,149,700		—		102,657
Other		140,000		—		5,503

	￦	3,333,489	￦	144,050	￦	110,147

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,229

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Gains(losses) on hedging instruments	￦	53,739	￦	12,615
Gains(losses) on the hedged item attributable to the hedged risk		(34,881)		(1,385)

	￦	18,858	￦	11,230

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,145,000	￦	750	￦	5,557
Currency
Swaps		344,910		20,467		—

	￦	1,489,910	￦	21,217	￦	5,557

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

	￦	1,386,330	￦	444	￦	7,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Gains(losses) on hedging instruments	￦	22,557	￦	2,371
Gains(losses) on the hedged item attributable to the hedged risk		22,494		2,252

Ineffectiveness recognized in profit or loss	￦	63	￦	119

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Amount recognized in other comprehensive income	￦	22,494	￦	2,252
Amount reclassified from equity to profit or loss		(23,417)		(177)
Tax effect		(492)		(13)

	￦	(1,415)	￦	2,062

9. Loans

Loans as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Loans	￦	219,079,996	￦	216,487,114
Deferred loan origination fees and costs		447,027		426,336
Less: Allowances for loan losses		(3,487,838)		(3,268,659)

Carrying amount	￦	216,039,185	￦	213,644,791

Loans to banks as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Loans	￦	6,407,964	￦	4,397,742
Less: Allowances for loan losses		(275)		(9)

Carrying amount	￦	6,407,689	￦	4,397,733

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Loans to customers other than banks as of June 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	June 30, 2013
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	102,186,313	￦	84,551,728	￦	—	￦	186,738,041
Loans in foreign currencies		93,345		3,723,887		—		3,817,232
Domestic import usance bills		—		4,011,551		—		4,011,551
Off-shore funding loans		—		769,442		—		769,442
Call loans		—		770,628		—		770,628
Bills bought in Korean won		—		28,896		—		28,896
Bills bought in foreign currencies		—		2,368,422		—		2,368,422
Guarantee payments under payment guarantee		—		48,712		—		48,712
Credit card receivables in Korean won		—		—		11,045,025		11,045,025
Credit card receivables in foreign currencies		—		—		1,758		1,758
Bonds purchased under repurchase agreements		—		583,500		—		583,500
Privately placed bonds		—		735,786		—		735,786
Factored receivables		2,161,289		38,777		—		2,200,066

		104,440,947		97,631,329		11,046,783		213,119,059
Allowances		(668,537)		(2,423,494)		(395,532)		(3,487,563)

	￦	103,772,410	￦	95,207,835	￦	10,651,251	￦	209,631,496

Proportion (%) based on gross amounts		49.01		45.81		5.18		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	102,234,562	￦	83,653,562	￦	—	￦	185,888,124
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Bonds purchased under repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

		103,504,641		97,137,216		11,873,851		212,515,708
Allowances		(687,851)		(2,251,309)		(329,490)		(3,268,650)

	￦	102,816,790	￦	94,885,907	￦	11,544,361	￦	209,247,058

Proportion (%)based on gross amounts		48.70		45.71		5.59		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the six-month periods ended June 30, 2013 and 2012, are as follows:

	June 30, 2013
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(218,943)		(285,795)		(154,702)		(659,440)
Recoveries from written-off loans		70,944		78,039		74,472		223,455
Sale		(6,422)		(40,081)		118		(46,385)
Provision[1]		135,311		431,719		147,838		714,868
Other changes		(204)		(11,431)		(1,684)		(13,319)

Ending	￦	668,537	￦	2,423,769	￦	395,532	￦	3,487,838

	June 30, 2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	635,512	￦	2,462,285	￦	350,382	￦	3,448,179
Written-off		(174,790)		(380,937)		(300,439)		(856,166)
Recoveries from written-off loans		52,194		90,856		96,525		239,575
Sale		(4,240)		(32,170)		—		(36,410)
Provision[1]		206,584		387,231		165,398		759,213
Other changes		1,023		24,117		(1,038)		24,102

Ending	￦	716,283	￦	2,551,382	￦	310,828	￦	3,578,493

[1]

Provision for credit losses in statements of comprehensive income also include reversal for unused commitments and guarantees (Note 22), reversal for financial guarantees contracts (Note 22), and provision for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦14,491,006 million and ￦15,105,173 million, as of June 30, 2013 and December 31, 2012, respectively.

The coverage ratio of allowances for loan losses as of June 30, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Loans	￦	219,527,023	￦	216,913,450
Allowances for loan losses		3,487,838		3,268,659
Ratio (%)		1.59		1.51

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,547,752	￦	2,376,174
Financial bonds		4,890,928		4,018,092
Corporate bonds		1,602,986		1,678,842
Asset-backed securities		281,615		105,492
Others		185,836		113,015
Equity securities:
Stocks		244,745		218,227
Beneficiary certificates		967,683		657,948
Others		38,006		39,839

		10,759,551		9,207,629

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		196,249		159,483
Derivative linked securities		232,684		192,607

		428,933		352,090

Total financial assets at fair value through profit or loss	￦	11,188,484	￦	9,559,719

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,786,342	￦	6,256,380
Financial bonds		7,007,669		7,476,233
Corporate bonds		6,167,107		6,605,556
Asset-backed securities		1,311,609		1,399,015
Others		—		56
Equity securities:
Stocks		2,133,516		2,142,442
Equity investments and others		100,409		109,832
Beneficiary certificates		317,582		222,032

		23,824,234		24,211,546

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,353,616		4,449,243
Financial bonds		1,128,454		1,315,417
Corporate bonds		6,322,417		6,212,850
Asset-backed securities		385,906		278,296

		12,190,393		12,255,806

Total financial investments	￦	36,014,627	￦	36,467,352

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The impairment losses and the reversal of impairment losses in financial investments for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(157,602)	￦	—	￦	(157,602)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(157,607)	￦	—	￦	(157,607)

(In millions of Korean won)	June 30, 2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(7,527)	￦	—	￦	(7,527)
Held-to-maturity financial assets		—		—		—

	￦	(7,527)	￦	—	￦	(7,527)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

12. Investments in associates

Investments in associates as of June 30, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)	June 30, 2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,929	￦	124,929	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,858		3,858	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		130,753		144,060	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		148,692		185,826	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		34,865		30,762		27,267	Investment finance	Korea
KB Global Star Game & Apps SPAC[1,4]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,649		2,649	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		615		1,578	Manufacture of communication equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Ismedia Co., Ltd.	23.57		2,499		3,132		3,132	Manufacture	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(3,102)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		200,953		195,196	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		55		—	Architectural design and Service	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,898		1,898	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,352		123,881	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(66)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,334		19,921	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,963		10,634	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,296		4,296	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,185		2,185	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,576,119	￦	811,316	￦	851,368

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(in millions of Korean won)	Dec. 31, 2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC[1,4]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		554		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,160		4,160	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,156		2,156	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,567,656	￦	904,163	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

[1]

As of June 30, 2013 and December 31, 2012, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., NPS KBIC Private Equity Fund No. 1, KBIC Private Equity Fund No. 3, KB-Glenwood Private Equity Fund 1, and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in DS Plant Co., Ltd. is 21.05% and 21.05% as of June 30, 2013 and December 31, 2012, respectively, when the potential voting rights from convertible bond held by the Group are taken into account.

[4]

Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of June 30, 2013 and December 31, 2012, are ￦68,901 million and ￦65,821 million, respectively, and fair values of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012 and 2011, are ￦53 million and ￦49 million, respectively.

[5]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-to-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

[6]	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Summarized financial information on associates:

	June 30, 2013[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Carrying amount
Associates
Balhae Infrastructure Fund	￦	993,240	￦	2,139	￦	993,030	￦	991,101	￦	124,929	￦	—	￦	124,929
Korea Credit Bureau Co., Ltd.		52,742		9,872		10,000		42,870		3,858		—		3,858
UAMCO., Ltd.		4,912,657		4,165,498		2,430		747,159		130,753		13,307		144,060
JSC Bank CenterCredit		8,125,058		7,704,717		546,794		420,341		148,692		37,134		185,826
KoFC KBIC Frontier Champ 2010-5(PEF)		61,775		252		69,730		61,523		30,762		(3,495)		27,267
KB Global Star Game & Apps SPAC		22,187		1,376		862		20,811		48		—		48
Semiland Co., Ltd.		13,027		7,173		985		5,854		2,649		—		2,649
Serit Platform Co., Ltd.		8,570		5,740		1,000		2,830		615		963		1,578
DS Plant Co., Ltd.		10,061		7,341		600		2,720		—		—		—
Ismedia Co., Ltd.		21,310		5,739		333		15,571		3,132		—		3,132
Joam Housing Development Co., Ltd.		17,976		38,655		50		(20,679)		(3,102)		3,102		—
United PF 1st Recovery Private Equity Fund		1,148,766		14,675		1,081,400		1,134,091		200,953		(5,757)		195,196
CH Engineering Co., Ltd.[2]		936		804		158		132		55		(55)		—
Kores Co., Ltd.[3]		80,532		68,678		11,099		11,854		1,898		—		1,898
KB GwS Private Securities Investment Trust		476,436		245		425,814		476,191		127,352		(3,471)		123,881
Incheon Bridge Co., Ltd.		749,708		750,148		164,621		(440)		(66)		66		—
KB Star office Private real estate Investment Trust No.1		217,479		120,894		95,000		96,585		20,334		(413)		19,921
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,696		844		56,100		47,852		11,963		(1,329)		10,634
NPS KBIC Private Equity Fund No. 1		192,621		24,821		132,541		167,800		4,296		—		4,296
KBIC Private Equity Fund No. 3		109,344		81		102,500		109,263		2,185		—		2,185
KB-Glenwood Private Equity Fund 1		30,558		1,336		31,100		29,222		10		—		10

									￦	811,316	￦	40,052	￦	851,368

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2013
	Operating income		Profit (loss)		Other comprehensive imcome(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	28,461	￦	24,686	￦	—	￦	24,686	￦	3,187
Korea Credit Bureau Co., Ltd.		20,810		1,278		—		1,278		—
UAMCO., Ltd.		350,742		56,207		—		56,207		—
JSC Bank CenterCredit		119,521		(293,228)		29,467		(263,761)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,205		(3,085)		1,656		(1,429)		—
KB Global Star Game & Apps SPAC		—		13		—		13		—
Semiland Co., Ltd.		5,417		344		—		344		10
Serit Platform Co., Ltd.		3,457		281		—		281		—
DS Plant Co., Ltd.		1,663		(4)		—		(4)		—
Ismedia Co., Ltd.		2,794		266		—		266		—
Joam Housing Development Co., Ltd.		80,010		(9,529)		—		(9,529)		—
United PF 1st Recovery Private Equity Fund		64,152		(1,291)		—		(1,291)		—
CH Engineering Co., Ltd.[2]		351		(124)		—		(124)		—
Kores Co., Ltd.[3]		50,869		736		2,472		3,208		—
KB GwS Private Securities Investment Trust		46,755		28,257		—		28,257		4,616
Incheon Bridge Co., Ltd.		29,099		(11,112)		—		(11,112)		—
KB Star office Private real estate Investment Trust No.1		8,531		4,507		—		4,507		926
KoFC POSCO HANHWA KB shared growth Private Equity Fund		834		(7,270)		1,598		(5,672)		—
NPS KBIC Private Equity Fund No. 1		2,640		(8,637)		15,990		7,353		53
KBIC Private Equity Fund No. 3		1,613		1,457		—		1,457		—
KB-Glenwood Private Equity Fund 1		—		(493)		—		(493)		—

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of June 30, 2013 are not available, the Group applied the equity method by using the financial statements as of May 31, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

[3]

As the financial statements as of June 30, 2013 are not available, the Group applied the equity method by using the financial statements as of March 31, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	December 31, 2012[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Carrying amount
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		28,761		(3,222)		25,539
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		48		—		48
Semiland Co., Ltd.		12,472		6,901		985		5,571		2,513		—		2,513
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		554		963		1,517
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		2,955		—		2,955
Testian Co., Ltd.		2,771		1,899		1,030		872		1,041		—		1,041
DS Plant Co., Ltd.		10,253		7,530		600		2,723		—		—		—
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		(371)		371		—
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.[2]		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.[3]		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		124,410		(3,471)		120,939
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		1,630		—		1,630
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		(413)		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		5,606		(623)		4,983
NPS KBIC Private Equity Fund No. 1		176,650		14,140		132,541		162,510		4,160		—		4,160
KBIC Private Equity Fund No. 3		101,931		79		102,500		101,852		2,156		—		2,156
KB-Glenwood Private Equity Fund 1		30,632		1,238		31,100		29,394		10		—		10

									￦	904,163	￦	30,478	￦	934,641

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of November 30, 2012 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

[3]

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of September 30, 2012 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(in millions of Korean won)	June 30, 2012
	Operating income		Profit (loss)		Other comprehensive imcome(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	40,693	￦	36,229	￦	—	￦	36,229	￦	3,180
Korea Credit Bureau Co., Ltd.		22,524		3,676		—		3,676		—
UAMCO., Ltd.		346,532		48,292		—		48,292		—
JSC Bank CenterCredit		152,704		(5,141)		(6,363)		(11,504)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		303		(3,665)		910		(2,755)		—
KB Global Star Game & Apps SPAC		—		149		—		149		—
Semiland Co., Ltd.		5,498		414		—		414		12
Serit Platform Co., Ltd.		2,829		502		—		502		—
Sehwa Electronics Co., Ltd.		6,540		931		260		1,191		—
Testian Co., Ltd.		339		5		—		5		—
DS Plant Co., Ltd.		3,608		27		—		27		—
Joam Housing Development Co., Ltd.		14,556		(4,753)		—		(4,753)		—
United PF 1st Recovery Private Equity Fund		48,553		28,026		—		28,026		—
CH Engineering Co., Ltd.[1]		290		(24)		—		(24)		—
Kores Co., Ltd. [2]		24,521		1,287		—		1,287		—
NPS KBIC Private Equity Fund No. 1		2,822		(2,132)		33		(2,099)		53
KBIC Private Equity Fund No. 3		41		(115)		—		(115)		—
KB-Glenwood Private Equity Fund 1		—		(326)		—		(326)		—

[1]

As the financial statements as of June 30, 2012 are not available, the Group applied the equity method by using the financial statements as of May 31, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

[2]

As the financial statements as of June 30, 2012 are not available, the Group applied the equity method by using the financial statements as of March 31, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

As Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. are capital deficient as of June 30, 2013, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The changes in investments in associates for the six-month periods ended June 30, 2013 and 2012, are as follows:

	June 30, 2013
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(3,187)	￦	3,112	￦	—	￦	—	￦	124,929
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		68		—		—		3,858
UAMCO., Ltd.		139,760		—		—		—		4,300		—		—		144,060
JSC Bank CenterCredit		281,889		—		—		—		(120,307)		24,244		—		185,826
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		2,850		(135)		—		(1,048)		61		—		27,267
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(10)		146		—		—		2,649
Serit Platform Co., Ltd.		1,517		—		—		—		61		—		—		1,578
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(69)		(949)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		(194)		—
Ismedia Co., Ltd.		—		2,499		—		—		—		—		633		3,132
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		(229)		—		—		195,196
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		118		396		—		1,898
KB GwS Private Securities Investment Trust		120,939		—		—		(4,616)		7,558		—		—		123,881
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(926)		949		—		—		19,921
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,362)		238		—		10,634
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(53)		(220)		409		—		4,296
KBIC Private Equity Fund No. 3		2,156		—		—		—		29		—		—		2,185
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	934,641	￦	13,124	￦	(1,972)	￦	(8,792)	￦	(110,402)	￦	25,279	￦	(510)	￦	851,368

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

	June 30, 2012
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	128,778	￦	2,332	￦	(6,440)	￦	(3,180)	￦	4,567	￦	—	￦	—	￦	126,057
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		285		(330)		—		3,721
UAMCO., Ltd.		109,531		—		—		—		6,686		—		—		116,217
JSC Bank CenterCredit		365,059		—		—		—		1,597		(4,968)		—		361,688
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		100		—		—		(3,210)		455		—		26,176
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(12)		146		—		—		2,381
Serit Platform Co., Ltd.		1,451		—		—		—		109		—		—		1,560
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(188)		55		—		3,321
Testian Co., Ltd.		789		198		—		—		3		—		—		990
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		—		—		—		5,186		—		—		148,623
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Evalley Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		—		—		—		206		477		634		1,317
KB GwS Private Securities Investment Trust		—		113,880		—		—		—		—		—		113,880
NPS KBIC Private Equity Fund No. 1		4,079		—		—		(53)		(55)		33		—		4,004
KBIC Private Equity Fund No. 3		2,122		—		—		—		9		—		—		2,131
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	793,602	￦	116,510	￦	(6,440)	￦	(3,245)	￦	15,341	￦	(4,278)	￦	634	￦	912,124

[1]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-to-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

13. Property and Equipment, and Investment Property

The details of property and equipment as of June 30, 2013 and December 31, 2012, are as follows:

	June 30, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,997,375	￦	—	￦	(581)	￦	1,996,794
Buildings		1,206,557		(339,126)		(2,208)		865,223
Leasehold improvements		538,793		(484,125)		—		54,668
Equipment and vehicles		1,634,198		(1,507,778)		—		126,420
Construction-in-progress		1,605		—		—		1,605
Financial lease assets		66,641		(51,688)		—		14,953

	￦	5,445,169	￦	(2,382,717)	￦	(2,789)	￦	3,059,663

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	2,012,846	￦	—	￦	(581)	￦	2,012,265
Buildings		1,209,909		(327,370)		(2,661)		879,878
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,630,116		(1,488,184)		—		141,932
Construction-in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,432,711	￦	(2,329,076)	￦	(3,242)	￦	3,100,393

The details of investment property as of June 30, 2013 and December 31, 2012, are as follows:

	June 30, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	94,682	￦	—	￦	94,682
Buildings		78,293		(6,003)		72,290

	￦	172,975	￦	(6,003)	￦	166,972

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

	￦	58,376	￦	(5,402)	￦	52,974

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

14. Intangible Assets

The details of intangible assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		821,763		(543,883)		(17,839)		260,041

	￦	1,066,518	￦	(543,883)	￦	(52,996)	￦	469,639

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		786,063		(484,685)		(17,845)		283,533

	￦	1,030,818	￦	(484,685)	￦	(53,002)	￦	493,131

The details of goodwill as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013				Dec. 31, 2012
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
KB Savings Bank Co., Ltd.		108,000		72,843		108,000		72,843

	￦	244,755	￦	209,598	￦	244,755	￦	209,598

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of intangible assets, excluding goodwill, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,368	￦	(874)	￦	—	￦	494
Software		590,767		(460,787)		—		129,980
Other intangible assets		200,178		(63,306)		(17,839)		119,033
Finance leases assets		29,450		(18,916)		—		10,534

	￦	821,763	￦	(543,883)	￦	(17,839)	￦	260,041

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,158		(59,319)		(17,845)		107,994
Finance leases assets		23,413		(16,324)		—		7,089

	￦	786,063	￦	(484,685)	￦	(17,845)	￦	283,533

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Assets		Liabilities		Net amount

Other provisions	￦	115,874	￦	—	￦	115,874
Allowances for loan losses		56,142		(2,578)		53,564
Impairment losses on property and equipment		2,614		—		2,614
Interest on equity index-linked deposits		484		—		484
Share-based payments		5,934		—		5,934
Provisions for guarantees		43,527		—		43,527
Losses(gains) from valuation on derivative financial instruments		1,336		(1,256)		80
Present value discount		1,840		(8,122)		(6,282)
Losses(gains) from fair value hedged item		19,743		—		19,743
Accrued interest		—		(81,892)		(81,892)
Deferred loan origination fees and costs		12,774		(103,537)		(90,763)
Gains from revaluation		—		(276,092)		(276,092)
Investments in subsidiaries and others		62,286		(81,766)		(19,480)
Derivative-linked securities		220,702		(223,869)		(3,167)
Others		554,979		(346,022)		208,957

		1,098,235		(1,125,134)		(26,899)
Offsetting of deferred income tax assets and liabilities		(1,083,267)		1,083,267		—

	￦	14,968	￦	(41,867)	￦	(26,899)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Assets		Liabilities		Net amount

Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivative financial instruments		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative-linked securities		161,642		(160,131)		1,511
Others		464,989		(337,327)		127,662

		919,214		(1,055,085)		(135,871)
Offsetting of deferred income tax assets and liabilities		(900,782)		900,782		—

	￦	18,432	￦	(154,303)	￦	(135,871)

16. Assets held for sale

The details of assets held for sale as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	40,638	￦	(5,404)	￦	35,234	￦	35,234
Buildings		18,161		(2,940)		15,221		15,221

	￦	58,799	￦	(8,344)	￦	50,455	￦	50,455

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Buildings		35,883		(3,146)		32,737		32,737

	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

17. Other Assets

The details of other assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Other financial assets
Other receivables	￦	8,131,695	￦	3,234,195
Receivables in gold		138		—
Accrued income		1,127,646		1,084,570
Guarantee deposits		1,357,317		1,369,647
Domestic exchange settlement debits		637,367		2,239,607
Others		202,763		232,524
Allowances for loan losses		(599,094)		(590,110)
Present value discount		(897)		(837)

		10,856,935		7,569,596

Other non-financial assets
Other receivables		368		32,396
Prepaid expenses		382,348		266,727
Guarantee deposits		4,003		4,189
Insurance assets		163,002		155,676
Separate account assets		663,684		655,040
Others		96,963		84,683
Allowances on other asset		(21,524)		(7,988)

		1,288,844		1,190,723

	￦	12,145,779	￦	8,760,319

The changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Other financial assets		Other non-financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(5,376)		(46)		(5,422)
Provision		13,360		13,581		26,941
Others		1,001		—		1,001

Ending	￦	599,094	￦	21,524	￦	620,618

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2012
	Other financial assets		Other non-financial assets		Total
Beginning	￦	353,422	￦	8,339	￦	361,761
Written-off		(28,876)		(4,229)		(33,105)
Provision		23,209		3,522		26,731
Others		152,327		—		152,327

Ending	￦	500,082	￦	7,632	￦	507,714

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Financial liabilities held for trading
Securities sold	￦	2,591,209	￦	1,342,119
Other		38,159		39,878

		2,629,368		1,381,997

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		674,068		469,138

		674,068		469,138

Total financial liabilities at fair value through profit or loss	￦	3,303,436	￦	1,851,135

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

19. Deposits

Deposits as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Deposits	￦	196,576,841	￦	197,346,208
Deferred financing costs		—		(3)

	￦	196,576,841	￦	197,346,205

The details of deposits as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	192,692	￦	116,417
Household checking deposits		452,996		434,814
Special deposits		3,154,942		3,093,865
Ordinary deposits		22,920,237		21,468,422
Public fund deposits		89,522		68,600
Treasury deposits		67,486		5,256
General savings deposits		26,275,741		24,668,545
Corporate savings deposits		11,108,221		10,504,790
Nonresident’s deposit in Korean won		60,297		31,614
Nonresident’s free deposit in Korean won		26,279		2,818
Others		263,020		186,193

		64,611,433		60,581,334

Demand deposits in foreign currencies
Checking deposits		129,834		98,478
Ordinary deposits		2,039,306		1,809,712
Special deposits		1,262		1,316
Others		17,981		9,851

		2,188,383		1,919,357

		66,799,816		62,500,691

Time deposits
Time deposits in Korean won
Time deposits		108,384,250		114,496,449
Installment savings deposits		8,700,974		7,088,988
Good-sum formation savings		172,361		33,586
Nonresident’s deposit in Korean won		171,391		222,586
Workers’ savings for housing		1,583		1,692
Nonresident’s free deposit in Korean won		51,750		92,011
Long-term housing savings deposits		2,754,648		3,083,602
Long-term savings for households		195		206
Preferential savings deposits for workers		280		323
Mutual installment deposits		1,236,686		1,143,414
Mutual installment for housing		926,782		1,005,752
Others		3,012,167		—
Trust deposits		—		2,944,666

		125,413,067		130,113,275

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Time deposits in foreign currencies
Time deposits		2,694,046		2,954,348
Installment savings deposits		2,293		2,131
Others		38,652		23,693

		2,734,991		2,980,172

		128,148,058		133,093,447

Certificates of deposits		1,628,967		1,752,067

Total deposits	￦	196,576,841	￦	197,346,205

20. Debts

The details of debts as of June 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Borrowings	￦	13,507,708	￦	12,274,501
Bonds sold under repurchase agreements and others		792,806		1,094,031
Call money		2,240,270		2,596,926

	￦	16,540,784	￦	15,965,458

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of borrowings as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2013		Dec. 31, 2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.00	￦	696,938	￦	781,787
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		608,794		626,059
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.83 ~ 3.51		52,563		103,398
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.79 ~ 3.09		176,622		268,491
	Other borrowings	The Korea Finance Corporation and others	0.00 ~ 5.30		3,808,925		3,716,879

					5,343,842		5,496,614

Borrowings in foreign currencies	Due to banks	Korea Exchange Bank and others	—		32,839		52,186
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.17 ~ 4.45		4,811,770		3,381,658
	Off-shore borrowings in foreign currencies	Arab Monetary Fund and others	0.48 ~ 1.80		972,707		930,956
	Other borrowings	The Korea Finance Corporation	1.14 ~ 1.60		5,576		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,340,974		2,407,892

					8,163,866		6,777,887

				￦	13,507,708	￦	12,274,501

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

21. Debentures

The details of debentures as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2013		Dec. 31, 2012
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	0.40 ~ 8.62		1,529,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.70		8,250,584		7,921,510
Fixed rate debentures in Korean won	2.61 ~ 7.95		10,812,864		10,145,218
Floating rate debentures in Korean won	2.72 ~ 8.96		1,249,158		1,169,158

			21,941,844		21,035,124

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(20,237)		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			85,706		52,572

			65,469		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(14,498)		(15,647)

			21,992,815		21,108,466

Debentures in foreign currencies
Floating rate debentures	1.14 ~ 1.67		690,223		759,783
Fixed rate debentures	0.40 ~ 7.25		2,566,016		2,553,814

			3,256,239		3,313,597

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			58,438		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(139,613)		(69,060)

			(81,175)		(137,272)

Discount or premium on debentures in foreign currencies
Discount on debentures			(12,750)		(14,579)

			3,162,314		3,161,746

		￦	25,155,129	￦	24,270,212

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The changes in debentures based on face value for the six-month period ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(270,000)		—		1,529,238
Subordinated fixed rate debentures in Korean won		7,921,510		600,000		(246,176)		(24,750)		8,250,584
Fixed rate debentures in Korean won		10,145,218		2,636,000		(1,955,561)		(12,793)		10,812,864
Floating rate debentures in Korean won		1,169,158		422,700		(342,700)		—		1,249,158

		21,035,124		3,758,700		(2,814,437)		(37,543)		21,941,844

Debentures in foreign currencies
Floating rate debentures		759,783		—		(120,393)		50,833		690,223
Fixed rate debentures		2,553,814		472,502		(494,892)		34,592		2,566,016

		3,313,597		472,502		(615,285)		85,425		3,256,239

	￦	24,348,721	￦	4,231,202	￦	(3,429,722)	￦	47,882	￦	25,198,083

(In millions of Korean won)	June 30, 2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(1,610,000)		—		2,124,238
Subordinated fixed rate debentures in Korean won		7,995,571		700,000		(1,891,506)		—		6,804,065
Fixed rate debentures in Korean won		10,791,612		3,388,300		(3,042,844)		—		11,137,068
Floating rate debentures in Korean won		904,258		440,900		(261,000)		—		1,084,158

		23,215,679		4,839,200		(6,805,350)		—		21,249,529

Debentures in foreign currencies
Floating rate debentures		1,309,606		109,934		(581,967)		(22,782)		814,791
Fixed rate debentures		2,705,167		968,236		(750,347)		(1,847)		2,921,209

		4,014,773		1,078,170		(1,332,314)		(24,629)		3,736,000

	￦	27,230,452	￦	5,917,370	￦	(8,137,664)	￦	(24,629)	￦	24,985,529

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

22. Provisions

The details of provisions as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012

Provisions for unused loan commitments	￦	225,639	￦	236,026
Provisions for acceptances and guarantees		180,467		208,753
Provisions for financial guarantee contracts		1,643		7,383
Provisions for asset retirement obligation		66,325		65,226
Other		263,733		152,341

	￦	737,807	￦	669,729

The changes in provisions for unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		1,017		5,226		6,243
Reversal		(11,404)		(33,512)		(44,916)

Ending	￦	225,639	￦	180,467	￦	406,106

(In millions of Korean won)	June 30, 2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		6		48		54
Reversal		(14,268)		(14,452)		(28,720)

Ending	￦	245,165	￦	297,098	￦	542,263

The changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Beginning	￦	7,383	￦	7,959
Reversal		(5,740)		(497)

Ending	￦	1,643	￦	7,462

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The changes in provisions for asset retirement obligation for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Beginning	￦	65,226	￦	60,059
Provision		1,290		2,593
Reversal		(219)		—
Used		(1,249)		(329)
Unwinding of discount		1,099		1,172
Effects of changes in discount rate		178		(21)

Ending	￦	66,325	￦	63,474

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)
	June 30, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		7,462		4,827		1,045		132,845		146,179
Decrease		(12,281)		(4,783)		(2,892)		(14,831)		(34,787)

Ending	￦	6,289	￦	16,072	￦	19,368	￦	222,004	￦	263,733

(In millions of Korean won)
	June 30, 2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		7,865		6,015		1,821		2,529		18,230
Decrease		(7,976)		(4,547)		(6,616)		(17,437)		(36,576)

Ending	￦	13,384	￦	12,760	￦	44,491	￦	69,811	￦	140,446

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

23. Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		85,459		—		85,459
Interest cost(income)		16,640		(15,160)		1,480
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		884		884
Actuarial gains and losses by changes in financial assumption		(1,260)		—		(1,260)
Contributions		—		(51,069)		(51,069)
Past service cost		259		—		259
Payments from plans		(26,598)		26,598		—
Payments from the Group		(2,454)		—		(2,454)
Effect of exchange rate changes		(27)		—		(27)
Others		34		—		34

Ending	￦	1,014,386	￦	(897,357)	￦	117,029

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	727,761	￦	(600,323)	￦	127,438
Current service cost		77,300		—		77,300
Interest cost(income)		15,583		(12,886)		2,697
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		455		455
Actuarial gains and losses by changes in financial assumption		1,559		—		1,559
Actuarial gains and losses by experience adjustments		(753)		—		(753)
Curtailments		(313)		133		(180)
Settlements		(211)		—		(211)
Contributions		—		(50,165)		(50,165)
Payments from plans		(12,921)		12,921		—
Payments from the Group		(5,004)		—		(5,004)
Effect of exchange rate changes		(10)		—		(10)
Others		—		(76)		(76)

Ending	￦	802,991	￦	(649,941)	￦	153,050

The details of the defined benefit obligation as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Present value of defined benefit obligation	￦	1,014,386	￦	942,333
Fair value of plan assets		(897,357)		(858,610)
Net defined benefit liabilities		117,029		83,723

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Current service cost	￦	85,459	￦	77,300
Past service cost		259		—
Net interest expenses of net defined benefit liabilities		1,480		2,697
Settlements		—		(211)

Post-employment benefits[1]	￦	87,198	￦	79,786

[1]

Post-employment benefits amounting to ￦607 million and ￦366 million for the six-month periods ended June 30, 2013 and 2012, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Other financial liabilities
Other payables	￦	8,357,128	￦	4,327,788
Prepaid card and debit card		21,716		18,165
Accrued expenses		4,113,230		4,444,807
Financial guarantee liabilities		9,354		7,153
Deposits for letter of guarantees and others		152,280		114,171
Domestic exchange settlement credits		601,454		167,842
Foreign exchanges settlement credits		114,413		52,456
Borrowings from other business account		33,579		34,367
Other payables from trust accounts		3,539,344		2,009,396
Liability Incurred by agency relationship		258,372		499,249
Account for agency businesses		252,537		402,290
Dividend payables		487		489
Other payables from factored receivables		38,713		78,025
Others		18,737		29,740

		17,511,344		12,185,938

Other non-financial liabilities
Other payables		60,548		28,712
Unearned revenue		151,728		117,135
Accrued expenses		307,701		222,920
Deferred revenue on credit card points		131,665		111,838
Withholding taxes		61,298		121,688
Insurance liabilities		5,235,284		4,837,166
Separate account liabilities		669,431		661,782
Others		38,786		40,561

		6,656,441		6,141,802

	￦	24,167,785	￦	18,327,740

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of June 30, 2013 and December 31, 2012, are as follows:

	Ordinary shares
	June 30, 2013		Dec. 31, 2012
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,197,404		4,182,248

	￦	15,855,456	￦	15,840,300

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Actuarial gains(losses) on post defined benefit liabilities	￦	(53,247)	￦	(53,507)
Exchange differences on translating foreign operations		19,496		(27,061)
Change in value of available-for-sale financial assets		374,346		426,355
Change in value of held-to-maturity financial assets		(1,014)		(1,225)
Shares of other comprehensive income of associates		(22,260)		(47,286)
Cash flow hedges		(3,549)		(2,134)

	￦	313,772	￦	295,142

25.4 Retained earnings

The retained earnings as of June 30, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Legal reserves[1]	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		5,673,987		5,395,405

	￦	6,844,625	￦	6,501,419

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The details of the regulatory reserve for credit losses as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,119,372	￦	2,146,150
Non-controlling interests		1,830		1,184

	￦	2,121,202	￦	2,147,334

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won, except earnings per share)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Provision(reversal) of regulatory reserve for credit losses	￦	28,238	￦	(26,778)	￦	66,396	￦	97,071
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		137,282		601,756		485,359		1,059,481
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		350		1,558		1,256		2,742
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		349		1,553		1,253		2,736

[1]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

26. Net Interest Income

The details of interest income and interest expense for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	￦	31,558	￦	67,897	￦	38,455	￦	73,153
Loans		2,683,175		5,476,125		3,109,049		6,247,711
Financial investments
Available-for-sale financial assets		181,571		368,959		199,516		397,967
Held-to-maturity financial assets		142,518		287,757		157,813		323,722
Other		41,515		81,606		85,082		160,039

		3,080,337		6,282,344		3,589,915		7,202,592

Interest expenses
Deposits		1,040,972		2,206,305		1,387,744		2,765,188
Debts		79,013		157,822		105,898		204,773
Debentures		292,842		581,491		316,152		645,278
Other		18,035		36,660		16,802		32,518

		1,430,862		2,982,278		1,826,596		3,647,757

Net interest income	￦	1,649,475	￦	3,300,066	￦	1,763,319	￦	3,554,835

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	￦	41,943	￦	82,148	￦	41,962	￦	84,501
Lending activity fees		26,142		50,314		22,623		43,542
Credit card related fees and commissions		277,619		537,819		300,201		587,052
Debit card related fees and commissions		61,764		118,272		54,638		106,379
Agent activity fees		48,255		117,102		63,213		142,694
Trust and other fiduciary fees		42,597		81,068		39,022		79,447
Fund management related fees		23,310		44,203		19,090		38,845
Guarantee fees		8,509		16,482		8,177		16,520
Foreign currency related fees		25,762		50,937		29,470		56,751
Commissions from transfer agent services		49,430		92,612		43,613		89,100
Other business account commission on consignment		9,938		16,611		7,664		15,684
Securities brokerage fees		19,631		37,168		14,019		35,612
Other		37,312		65,502		32,951		69,347

		672,212		1,310,238		676,643		1,365,474

Fee and commission expense
Trading activity related fees[1]		2,653		4,965		3,958		9,513
Lending activity fees		136		1,121		2,784		3,178
Credit card related fees and commissions		227,338		449,504		264,167		515,584
Outsourcing related fees		18,470		35,372		16,078		29,518
Foreign currency related fees		2,838		5,737		2,774		5,503
Management fees of written-off loans		1,139		2,219		(1,413)		1,778
Other		27,386		52,167		22,420		44,044

		279,960		551,085		310,768		609,118

Net fee and commission income	￦	392,252	￦	759,153	￦	365,875	￦	756,356

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	64,904	￦	190,713	￦	124,257	￦	216,182
Equity securities		24,078		49,761		16,811		65,431

		88,982		240,474		141,068		281,613

Derivatives held for trading
Interest rate		281,478		659,894		58,490		396,035
Currency		878,722		1,741,137		496,545		1,276,913
Stock or stock index		76,197		172,083		272,396		553,501
Commodity		800		1,089		138		309
Other		6,557		7,295		11,161		15,645

		1,243,754		2,581,498		838,730		2,242,403

Financial liabilities held for trading		76,244		87,535		11,618		23,107

Other financial instruments		18		36		9		10

	￦	1,408,998	￦	2,909,543	￦	991,425	￦	2,547,133

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	71,091	￦	81,480	￦	1,357	￦	39,838
Equity securities		60,589		87,422		41,006		52,344

		131,680		168,902		42,363		92,182

Derivatives held for trading
Interest rate		293,872		654,916		64,279		401,262
Currency		778,817		1,523,923		234,391		878,832
Stock or stock index		53,689		150,857		247,127		523,241
Commodity		2		101		9		365
Other		46		1,155		5,926		9,763

		1,126,426		2,330,952		551,732		1,813,463

Financial liabilities held for trading		36,963		91,898		29,887		46,858

Other financial instruments		3		18		16		26

		1,295,072		2,591,770		623,998		1,952,529

Net gains or losses on financial instruments held for trading	￦	113,926	￦	317,773	￦	367,427	￦	594,604

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	5,101	￦	16,572	￦	26,401	￦	102,708
Financial liabilities designated at fair value through profit or loss		16,311		25,270		6,926		7,105

		21,412		41,842		33,327		109,813

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		3,691		10,568		895		4,331
Financial liabilities designated at fair value through profit or loss		9,337		24,738		34,200		121,319

		13,028		35,306		35,095		125,650

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	8,384	￦	6,536	￦	(1,768)	￦	(15,837)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

29. Other operating income and expenses

The details of other operating income and expenses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	347	￦	829	￦	28	￦	28
Gains on sale of available-for-sale financial assets		46,856		73,730		26,710		56,500

		47,203		74,559		26,738		56,528

Gains on foreign exchange transactions		324,502		670,617		274,512		547,123
Income related to insurance		291,649		635,177		492,259		1,029,147
Dividend income		9,321		39,474		9,246		44,526
Others		122,470		216,779		34,183		147,203

		795,145		1,636,606		836,938		1,824,527

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		47		53		2		2
Loss on sale of available-for-sale financial assets		4,219		6,539		3,303		3,615
Impairment on available-for-sale financial assets		72,389		157,602		5,665		7,527

		76,655		164,194		8,970		11,144

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		3		5		—		—

		3		5		—		—

Loss on foreign exchanges transactions		406,094		853,455		454,019		823,449
Expense related to insurance		321,655		692,538		505,472		1,051,769
Others		336,242		647,002		264,220		558,642

		1,140,649		2,357,194		1,232,681		2,445,004

Net other operating income (expenses)	￦	(345,504)	￦	(720,588)	￦	(395,743)	￦	(620,477)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month and six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012[1]
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	435,705	￦	841,161	￦	401,514	￦	799,649
Salaries and short-term employee benefits - others		177,860		377,556		192,800		374,599
Post employment benefits - defined benefit plans		43,256		86,591		39,600		79,420
Post employment benefits - defined contribution plans		1,744		3,462		1,497		2,590
Termination benefits		(514)		(1,577)		(837)		(2,261)
Share-based payments		2,999		4,447		(2,218)		3,114

		661,050		1,311,640		632,356		1,257,111

Depreciation and amortization		67,275		132,433		78,169		153,868

Other general and administrative expenses
Rental expense		71,990		144,676		67,027		135,577
Tax and dues		36,832		73,468		35,519		79,700
Communication		14,468		26,877		14,590		27,026
Electricity and utilities		5,648		12,594		5,269		11,783
Publication		4,971		9,551		5,291		10,140
Repairs and maintenance		4,061		6,965		3,392		6,276
Vehicle		2,993		5,488		3,135		5,668
Travel		1,551		2,781		1,502		2,573
Training		4,047		9,100		4,498		9,648
Service fees		24,989		47,086		25,015		46,859
Others		115,688		218,349		111,968		213,370

		287,238		556,935		277,206		548,620

	￦	1,015,563	￦	2,001,008	￦	987,731	￦	1,959,599

[1]	Other general and administrative expenses for the six-month period ended June 30, 2012, reclassified as employee benefits, amount to ￦374,599 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of June 30, 2013, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 17	2005.07.22	8	30,000	Service period: 3 years[3]
Series 18	2005.08.23	8	15,000	Service period: 3 years[3]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			1,910,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercisability and number of shares are linked to certain performance conditions for the service period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The changes in the number of granted share options and the weighted average exercise price for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In Korean won, except shares)
	June 30, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		—		29,441		29,441	49,200	0.06
Series 18		7,212		—		7,212		7,212	53,000	0.15
Series 19		751,651		—		751,651		751,651	77,063	0.73
Series 20		25,613		—		25,613		25,613	81,900	0.83
Series 21		18,987		—		18,987		18,987	76,600	1.33
Series 22		657,498		—		657,498		657,498	77,100	1.61
Series 23		15,246		—		15,246		15,246	84,500	1.73

		2,071,938		566,290		1,505,648		1,505,648

Weighted average exercise price	￦	68,909	￦	48,539	￦	76,571	￦	76,571

(In Korean won, except shares)
	June 30, 2012
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 12		54,250		54,250		—		—	—	—
Series 13-1		20,000		20,000		—		—	—	—
Series 15-1		125,362		—		125,362		125,362	54,656	0.72
Series 15-2		440,928		—		440,928		440,928	46,800	0.72
Series 17		29,441		—		29,441		29,441	49,200	1.06
Series 18		7,212		—		7,212		7,212	53,000	1.15
Series 19		751,651		—		751,651		751,651	77,063	1.73
Series 20		25,613		—		25,613		25,613	81,900	1.83
Series 21		18,987		—		18,987		18,987	76,600	2.33
Series 22		657,498		—		657,498		657,498	77,100	2.61
Series 23		15,246		—		15,246		15,246	84,500	2.73

		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of June 30, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,9]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,9]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,9]

		377,573

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,9]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,9]
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,9]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of non-market performance [8,9]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Grant deferred in 2010	—	5,311	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied

		737,974

(Other subsidiaries)
Share granted in 2010		15,654	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]
Share granted in 2013		73,477	Services fulfillment, Achievement of targets on the basis of market and non-market performance [10]

		192,038

		1,307,585

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[4]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

[5]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[6]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, respectively.

[7]	The number of granted shares to be compensated is not linked to performance, but fixed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

[9]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[10]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of June 30, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	3,082	Satisfied
Share granted in 2011	2011.01.01	12,856	Satisfied
Share granted in 2012	2012.01.01	22,349	Satisfied
Share granted in 2013	2013.01.01	12,128	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	33,373	Satisfied
Share granted in 2011	2011.01.01	94,822	Satisfied
Share granted in 2012	2012.01.01	134,873	Satisfied
Share granted in 2013	2013.01.01	45,047	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

As of June 30, 2013 and December 31, 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦36,280 million and ￦37,858 million, respectively, and the compensation costs amounting to ￦4,447 million and ￦3,114 million were recognized as an expense for the six-month periods ended June 30, 2013 and 2012, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

31. Non-operating income and expenses

The details of non-operating income and expenses for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013				June 30, 2012
	Three months		Six months		Three months		Six months

Non-operating income
Gains of disposal in property and equipment	￦	48	￦	166	￦	535	￦	611
Rent received		2,166		2,539		917		1,774
Others		8,847		22,201		10,842		22,408

		11,061		24,906		12,294		24,793

Non-operating expenses
Losses of disposal in property and equipment		132		425		120		150
Donation		8,101		10,100		23,373		24,959
Restoration cost		344		363		295		311
Others		11,606		17,685		4,832		27,029

		20,183		28,573		28,620		52,449

Net non-operating income (expense)	￦	(9,122)	￦	(3,667)	￦	(16,326)	￦	(27,656)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

32. Tax expense

Income tax expense for the six-month periods ended June 30, 2013 and 2012, consists of:

(In millions of Korean won)	June 30, 2013		June 30, 2012
Tax payable
Current tax expense	￦	288,536	￦	356,516
Adjustments recognized in the period for current tax of prior years		88,626		42,889

		377,162		399,405

Changes in deferred income tax assets (liabilities)		(108,972)		(12,994)

Income tax recognized directly in equity
Actuarial gains (losses) on post defined benefit pension plans		(82)		309
Change in value of available-for-sale financial assets		25,742		(3,987)
Change in value of held-to-maturity financial assets		(118)		(119)
Share of other comprehensive income of associates		(275)		(158)
Cash flow hedges		(492)		(13)
Others		—		(22)

		24,775		(3,990)

Tax expense	￦	292,965	￦	382,421

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2012, of ￦600 per share, amounting to total dividends of ￦231,811 million, and were paid in April 2013. The dividends paid to the shareholders of the Parent Company in 2012 were ￦278,173 million (￦720 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains (losses) on post defined benefit pension plans	￦	(53,507)	￦	342	￦	—	￦	(82)	￦	(53,247)
Exchange differences on translating foreign operations		(27,061)		46,557		—		—		19,496
Change in value of available-for-sale financial assets		426,355		(29,272)		(48,479)		25,742		374,346
Change in value of held-to-maturity financial assets		(1,225)		331		(2)		(118)		(1,014)
Shares of other comprehensive income of associates		(47,286)		25,335		(34)		(275)		(22,260)
Cash flow hedges		(2,134)		22,494		(23,417)		(492)		(3,549)

	￦	295,142	￦	65,787	￦	(71,932)	￦	24,775	￦	313,772

(In millions of Korean won)	June 30, 2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains (losses) on post defined benefit pension plans	￦	(23,254)	￦	(1,260)	￦	—	￦	309	￦	(24,205)
Exchange differences on translating foreign operations		(1,462)		(69)		—		—		(1,531)
Change in value of available-for-sale financial assets		191,751		48,463		(32,338)		(3,987)		203,889
Change in value of held-to-maturity financial assets		(1,652)		333		(2)		(119)		(1,440)
Shares of other comprehensive income of associates		(3,023)		(4,298)		—		(158)		(7,479)
Cash flow hedges		(1,321)		2,252		(177)		(13)		741

	￦	161,039	￦	45,421	￦	(32,517)	￦	(3,968)	￦	169,975

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the six-month periods ended June 30, 2013 and 2012.

Weighted average number of ordinary shares outstanding:

(In number of shares)	June 30, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) × (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding [(B) =(A)/181]			386,351,693

(In number of shares)	June 30, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) × (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	182	70,316,008,126

Weighted average number of ordinary shares outstanding [(B) =(A)/182]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Basic earnings per share:

(In Korean won and in number of shares)	June 30, 2013
	Three months		Six months
Profit attributable to ordinary shares (C)	￦	163,519,030,307	￦	574,977,413,236
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	423	￦	1,488

(In Korean won and in number of shares)	June 30, 2012
	Three months		Six months
Profit attributable to ordinary shares (C)	￦	551,755,194,297	￦	1,156,551,966,481
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,428	￦	2,994

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	June 30, 2013
	Three months		Six months
Profit attributable to ordinary shares	￦	163,519,030,307	￦	574,977,413,236
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	163,519,030,307	￦	574,977,413,236

(In Korean won)	June 30, 2012
	Three months		Six months
Profit attributable to ordinary shares	￦	551,755,194,297	￦	1,156,551,966,481
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	551,755,194,297	￦	1,156,551,966,481

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	June 30, 2013		June 30, 2012
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	386,351,693	386,351,693
Adjustment
Share grants	1,235,924	1,292,055	889,246	906,509

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,587,617	387,643,748	387,240,939	387,258,202

Diluted earnings per share:

(in Korean won and in number of shares)	June 30, 2013
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	163,519,030,307	￦	574,977,413,236
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,587,617		387,643,748
Diluted earnings per share	￦	422	￦	1,483

(in Korean won and in number of shares)	June 30, 2012
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	551,755,194,297	￦	1,156,551,966,481
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,240,939		387,258,202
Diluted earnings per share	￦	1,425	￦	2,987

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Individual insurance
Pure Endowment insurance	￦	3,579,845	￦	3,281,701
Death insurance		73,130		63,821
Joint insurance		1,559,289		1,470,755
Group insurance		2,902		1,285
Other		20,118		19,604

	￦	5,235,284	￦	4,837,166

36.2 Insurance assets

The details of insurance assets presented within other assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Reinsurance assets	￦	5,996	￦	3,751
Deferred acquisition costs		157,006		151,925

	￦	163,002	￦	155,676

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	408,306	￦	18,629	￦	174,719	￦	4,232	￦	21,424	￦	627,310
Reinsurance premiums paid		(263)		(3,171)		(147)		(474)		(3,958)		(8,013)

Net premiums earned	￦	408,043	￦	15,458	￦	174,572	￦	3,758	￦	17,466	￦	619,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	June 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	821,153	￦	7,879	￦	177,664	￦	2,907	￦	16,829	￦	1,026,432
Reinsurance premiums paid		(17)		(718)		(27)		(476)		(3,907)		(5,145)

Net premiums earned	￦	821,136	￦	7,161	￦	177,637	￦	2,431	￦	12,922	￦	1,021,287

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Insurance expenses for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	2,856	￦	1,078	￦	248	￦	1,991	￦	2,318	￦	8,491
Dividend expense		121		5		—		—		—		126
Refund expense		131,492		2,580		90,240		255		—		224,567
Provision		298,144		9,309		88,534		1,617		514		398,118

		432,613		12,972		179,022		3,863		2,832		631,302

Reinsurance claims		(53)		(2,666)		(5)		(367)		(4,372)		(7,463)

Net insurance expense	￦	432,560	￦	10,306	￦	179,017	￦	3,496	￦	(1,540)	￦	623,839

(In millions of Korean won)	June 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	550	￦	386	￦	4,768	￦	507	￦	825	￦	7,036
Dividend expense		51		7		—		—		—		58
Refund expense		90,966		1,895		91,173		82		—		184,116
Provision		726,541		3,628		84,073		1,606		984		816,832

		818,108		5,916		180,014		2,195		1,809		1,008,042

Reinsurance claims		(69)		(145)		(66)		(303)		(1,809)		(2,392)

Net insurance expense	￦	818,039	￦	5,771	￦	179,948	￦	1,892	￦	—	￦	1,005,650

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Cash	￦	1,956,535	￦	2,041,647
Checks with other banks		1,123,088		808,461
Due from Bank of Korea		3,954,721		3,215,181
Due from other financial institutions		4,761,466		4,527,316

		11,795,810		10,592,605

Restricted due from financial institutions		(4,979,072)		(3,643,387)
Due from financial institutions with original maturities over three months		(672,202)		(361,913)

		(5,651,274)		(4,005,300)

	￦	6,144,536	￦	6,587,305

Cash inflow and outflow from income tax, interest and dividends for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	June 30, 2013		June 30, 2012
Income tax paid	Operating	￦	249,121	￦	633,004
Interest received	Operating		6,384,443		7,331,222
Interest paid	Operating		3,352,526		3,662,935
Dividends received	Operating		64,020		57,258
Dividends paid	Financing		231,811		278,173

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

38. Contingent liabilities and commitments

Acceptances and guarantees as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		660,423		546,480
Other acceptances and guarantees		1,105,133		1,017,631

		1,765,573		1,564,128

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		254,872		204,764
Letter of guarantees		65,358		66,535
Bid bond		24,797		85,228
Performance bond		869,840		529,088
Refund guarantees		2,232,950		2,172,006
Other acceptances and guarantees		722,768		552,015

		4,170,585		3,609,636

Financial guarantees
Acceptances and guarantees for debentures		20,200		—
Acceptances and guarantees for mortgage		43,195		45,123
Overseas debt guarantees		273,194		238,670
International financing guarantees in foreign currencies		22,994		21,422

		359,583		305,215

		6,295,741		5,478,979

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,793,051		3,326,326
Refund guarantees		562,696		918,191

		4,355,747		4,244,517

	￦	10,651,488	￦	9,723,496

Commitments as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013		Dec. 31, 2012
Commitments
Corporate loan commitments	￦	42,013,141	￦	41,338,494
Retail loan commitments		14,121,409		14,348,821
Credit line on credit cards		38,003,679		36,282,330
Private placement commitments		80,000		80,000
Purchase of other security investment		1,836,249		2,019,524

		96,054,478		94,069,169

Financial Guarantees
Credit line		1,658,308		1,141,554
Purchase of security investment		71,500		62,500

		1,729,808		1,204,054

	￦	97,784,286	￦	95,273,223

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Other Matters (including litigation)

a) The Group has filed 111 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦892,799 million, and faces 334 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦6,827,861 million, which arose in the normal course of the business and are still pending as of June 30, 2013.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of June 30, 2013. These lawsuits are on first or second trials, while the court ruled in favor of Kookmin Bank during the first trial. The others are on their first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦96,483 million and ￦116,633 million as of June 30, 2013 and December 31, 2012, respectively.

d) The Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. The Bank paid this amount to the Tax authorities. Subsequently, the Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to the Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of the Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of June 30, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

e) On June 19, 2013, the Group signed a stock purchase agreement with Korea Deposit Insurance Corporation to acquire Yehansoul Savings Bank for ￦37,760 million.

f) In the six-month period ended June 30, 2013, Kookmin Bank underwent a tax investigation for the fiscal years from 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was assessed additional corporate tax of ￦125,464 million, which is recognized as provisions. This amount is also recognized as ￦48,014 million of corporate tax expense and ￦77,450 of deferred income tax assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

39. Asset-backed securitization

The Group issued debentures secured by certain transferred assets.

The details of debentures which are secured by loans and other financial assets as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	June 30, 2013
	Interest	Expiration	Senior		Underlying assets
	rates (%)	date	debentures		Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.30	2039-12-08	￦	229,768	￦	327,346	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	8.96	2014-06-30		3,258		19,000		—
KH First Co., Ltd.[2]	2.72	2014-08-29		100,900		100,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-06-26 2014-11-26		344,910		532,264		—
Wise Mobile First Securitization Specialty[2]	2.98~3.17	2013-09-07 ~2015-09-07		450,000		418,295		—
Wise Mobile Second Securitization Specialty[2]	2.82~2.99	2013-08-13 ~2015-11-13		485,000		438,032		—
Wise Mobile Third Securitization Specialty[2]	2.61~2.79	2013-07-09 ~2016-01-09		444,000		385,642		—
Wise Mobile Fourth Securitization Specialty[2]	2.64~3.07	2013-09-11 ~2016-03-11		250,000		237,602		—

				2,307,836		2,458,181		—

Premiums(discounts) on debentures				(3,075)		—		—

			￦	2,304,761	￦	2,458,181	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Interest	Expiration	Senior		Underlying assets
	rates (%)	date	debentures		Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.29	2039-12-08	￦	249,668	￦	361,702	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	10.73	2014-06-30		3,258		19,000		—
KH First Co., Ltd.[2]	3.07	2014-08-29		100,900		100,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		321,330		601,924		—
Wise Mobile First Securitization Specialty[2]	2.90~3.17	2013-03-07 ~ 2015-09-07		570,000		533,936		—
Woori KA First Asset Securitization[2]	5.50	2014-12-31		24,750		89,758		—

				1,269,906		1,706,320		—

Premiums(discounts) on debentures				(2,495)		—		—

			￦	1,267,411	￦	1,706,320	￦	—

[1]	Included in the floating rate debentures in foreign currencies (Note 21).
[2]	Included in the floating rate debentures in Korean won (Note 21).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

40. Subsidiaries

The details of subsidiaries as of June 30, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Year end	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities26 and 24 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	GS Focus and Concentrate Private Equity Fund No.3 and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund[2]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund[2]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)[2]	48.78	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1	57.14	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 2	—	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[2]

The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

The condensed financial information of major subsidiaries as of June 30, 2013 and December 31, 2012, and for the six-month periods ended June 30, 2013 and 2012, follows:

(In millions of Korean won)
	June 30, 2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	￦	265,858,500	￦	245,751,018	￦	20,107,482	￦	9,496,504	￦	344,679	￦	373,426
KB Kookmin Card Co., Ltd.[1]		14,400,643		11,116,212		3,284,431		1,453,898		203,599		204,798
KB Investment & Securities Co., Ltd.[1]		5,805,669		5,251,634		554,035		390,844		10,255		8,394
KB Life Insurance Co., Ltd.[1]		6,385,519		6,013,593		371,926		745,969		5,852		(21,276)
KB Asset Management Co., Ltd.[1]		183,100		33,034		150,066		49,171		23,743		23,054
KB Real Estate Trust Co., Ltd.		183,970		13,872		170,098		24,607		3,301		3,888
KB Investment Co., Ltd.[1]		225,045		98,418		126,627		20,227		3,469		3,185
KB Credit Information Co., Ltd.		30,494		7,830		22,664		22,432		(127)		(127)
KB Data System Co., Ltd.		20,293		5,719		14,574		21,642		(199)		(185)
KB Savings Bank Co., Ltd.		676,654		539,647		137,007		26,326		255		587

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Assets		Liabilities		Equity		Operating income (revenue)[2]		Profit(loss) for the period[2]		Total comprehensive income(loss) for the period[2]
Kookmin Bank[1]	￦	261,046,853	￦	241,029,295	￦	20,017,558	￦	9,711,440	￦	1,004,456	￦	993,214
KB Kookmin Card Co., Ltd.[1]		14,046,174		10,966,541		3,079,633		1,440,571		116,974		125,519
KB Investment & Securities Co., Ltd.[1]		3,317,139		2,771,392		545,747		807,867		12,543		10,251
KB Life Insurance Co., Ltd.[1]		5,987,928		5,594,727		393,201		1,120,177		10,414		16,092
KB Asset Management Co., Ltd.[1]		164,595		37,555		127,040		43,146		20,899		21,070
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		26,214		11,528		11,422
KB Investment Co., Ltd.[1]		226,528		103,086		123,442		9,852		1,112		1,388
KB Credit Information Co., Ltd.		30,422		7,631		22,791		29,562		721		721
KB Data System Co., Ltd.		25,519		10,761		14,758		45,445		591		608
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		43,762		2,787		2,708

[1]	Financial information is based on its consolidated financial statements.
[2]	Operating income(revenue), profit(loss) for the period and total comprehensive income(loss) for the period are for the six-month period ended June 30, 2012.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

- The Group has provided ABCP purchase commitment of ￦101,000 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to acquire the shortage if there is a shortage of the investors for the ABCP issued by the structured entity.

- The Group has investment agreements with KB Wise Star Private Real Estate Feeder Fund 1st. and seven other subsidiaries. The amount of the investment agreement is ￦425,896 million. Based on the investment agreement, the Group has the right to increase its amount of investment with the concurrence of the other investors.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

- The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

KB Evergreen Private Securities 63 and 21 other private equity funds, and Wise Mobile Second, Third, Fourth Securitization and KB Star Retail Private Real Estate Feeder Fund 1st. were newly consolidated during the six-month period ended June 30, 2013. Yurie Select Private Securities Investment Trust 32 and 22 other private equity funds, KB K-Alpha private equity trust and New Star 1st. Ltd. have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to the change in contract condition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

41. Unconsolidated Structured Entity

As of June 30, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing

Asset-backed securitization	Early liquidation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

As of June 30, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Total
Total assets of unconsolidated Structured Entity	￦	12,636,218	￦	23,991,109	￦	2,355,249	￦	11,039,771	￦	50,022,347
Carrying amount on financial statements
Assets
Loans	￦	240,737	￦	2,945,457	￦	—	￦	1,906	￦	3,188,100
Financial investments		986,695		95,665		—		378,055		1,460,415
Investment in associates		—		—		—		383,652		383,652
Other assets		—		—		189,389		1,102		190,491

	￦	1,227,432	￦	3,041,122	￦	189,389	￦	764,715	￦	5,222,658

Liabilities
Deposits	￦	196,762	￦	444,406	￦	—	￦	—	￦	641,168
Other liabilities		—		39		—		244		283

		￦196,762	￦	444,445	￦	—	￦	244	￦	641,451

Maximum exposure to loss[1]	￦	3,350,329	￦	5,681,453	￦	440,163	￦	2,238,815	￦	11,710,760

Methods of determining the maximum exposure to loss		Providing lines of credit and Investment agreements		Investments/ loans, Loan commitments /investment agreements and Acceptances and guarantees		Principal/ principal and interest trust: Total amount of trust asset		Investments/ loans and Investment agreements

[1]	Maximum exposure to loss includes the asset amounts recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

42. Related Party Transactions

Significant transactions with related parties for the six-month periods ended June 30, 2013 and 2012, are as follows:

(In millions of Korean won)		June 30, 2013
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	56
	UAMCO., Ltd.		31		—		—
	KB Global Star Game & Apps SPAC		208		—		7
	United PF 1st Recovery Private Equity Fund		81		(2)		—
	Testian Co., Ltd.		10		—		—
	Semiland Co., Ltd.		6		2		—
	Sehwa Electronics Co., Ltd.		25		—		—
	Serit Platform Co., Ltd.		57		(1)		—
	DS Plant Co., Ltd.		166		13		3
	PyungJeon Industries Co.,LTD.		—		(519)		—
	Kores Co., Ltd.		189		(104)		—
	Incheon Bridge Co., Ltd.		8,354		2		629
	NPS KBIC Private Equity Fund No. 1		236		—		—
	KBIC Private Equity Fund No. 3		149		—		—
Key management			160		(9)		63
Other	Retirement pension		192		—		995

		￦	9,866	￦	(618)	￦	1,753

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)		June 30, 2012
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	2	￦	—	￦	71
	UAMCO., Ltd.		222		(12)		—
	KB Global Star Game & Apps SPAC		99		—		417
	United PF 1st Recovery Private Equity Fund		179		4		28
	Testian Co., Ltd.		85		(16)		—
	Semiland Co., Ltd.		9		1		—
	Sehwa Electronics Co., Ltd.		59		—		45
	Serit Platform Co., Ltd.		53		4		—
	DS Plant Co., Ltd.		147		(8)		—
	CH Engineering Co., Ltd.		—		(106)		—
	Evalley Co., Ltd.		—		7		—
	PyungJeon Industries Co.,LTD.		—		(682)		—
	Kores Co., Ltd.		163		488		—
	Joam Housing Development Co., Ltd.		—		—		1
	NPS KBIC Private Equity Fund No. 1		236		—		—
	KBIC Private Equity Fund No. 3		149		—		—
Key management			177		(1)		160
Other	Retirement pension		309		—		714

		￦	1,889	￦	(321)	￦	1,436

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		June 30, 2013
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	3,445
	UAMCO., Ltd.		—		—		3
	JSC Bank CenterCredit		341		—		—
	KB Global Star Game & Apps SPAC		2,835		—		698
	United PF 1st Recovery Private Equity Fund		1,917		3		1
	Semiland Co., Ltd.		146		2		—
	Joam Housing Development Co., Ltd.		—		—		57
	Serit Platform Co., Ltd.		738		79		14
	DS Plant Co., Ltd.		4,076		57		63
	PyungJeon Industries Co.,LTD.		537		537		—
	Kores Co., Ltd.		7,854		3,768		2
	Incheon Bridge Co., Ltd.		265,628		304		34,782
	NPS KBIC Private Equity Fund No. 1		65		—		83
	KBIC Private Equity Fund No. 3		75		—		—
Key management			5,461		12		6,609
Other	Retirement pension		153		—		50,199

		￦	289,826	￦	4,762	￦	95,956

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)		Dec. 31, 2012
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	18,049
	UAMCO., Ltd.		—		—		198
	JSC Bank CenterCredit		161		—		—
	KB Global Star Game & Apps SPAC		2,627		—		899
	Testian Co., Ltd.		413		14		—
	United PF 1st Recovery Private Equity Fund		2,809		5		161
	Semiland Co., Ltd.		—		—		4
	Joam Housing Development Co., Ltd.		—		—		236
	Sehwa Electronics Co., Ltd.		—		—		165
	Serit Platform Co., Ltd.		769		80		48
	DS Plant Co., Ltd.		4,232		44		50
	PyungJeon Industries Co.,LTD.		2,125		1,055		1
	Kores Co., Ltd.		7,854		3,872		3
	Incheon Bridge Co., Ltd.		263,080		302		33,874
	DaiYang Metal Co., Ltd.		—		—		11
	NPS KBIC Private Equity Fund No. 1		65		—		125
	KBIC Private Equity Fund No. 3		75		—		—
Key management			5,747		21		9,013
Other	Retirement pension		195		—		51,417

		￦	290,152	￦	5,393	￦	114,254

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

Commitments to related parties as of June 30, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		June 30, 2013		Dec. 31, 2012
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		107,288		106,395
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		15,000		17,850
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		35,975		43,750
DS Plant Co., Ltd. and others	Loan commitments		800		2,899
	Purchase of security investment		1,119		1,119
	Other commitments		—		88,151

Compensation to key management for the six-month periods ended June 30, 2013 and 2012, consists of:

(In millions of Korean won)
	June 30, 2013
	Short-term employee benefits		Post - employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,564	￦	78	￦	213	￦	1,855
Registered directors (non-executive)		648		—		(12)		636
Non-registered directors		2,919		151		1,067		4,137

	￦	5,131	￦	229	￦	1,268	￦	6,628

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2013 and 2012, and December 31, 2012

(In millions of Korean won)
	June 30, 2012
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,533	￦	76	￦	719	￦	2,328
Registered directors (non-executive)		560		—		11		571
Non-registered directors		2,902		147		1,269		4,318

	￦	4,995	￦	223	￦	1,999	￦	7,217

43. Event after the Reporting Period

After the reporting period, KB Life Insurance Co., Ltd., a subsidiary, decided on the issuance of 36 million new common shares amounting to ￦180,000 million and the full subscription payment collection is on July 30, 2013.